                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February, 2003

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F    / /                   Form 40-F    /X/


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes   / /                          No   /X/


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AT&T CANADA INC.
                                  (Registrant)


Date: February 26, 2003           By:   /s/ SCOTT EWART
                                       -----------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Dollar amounts are stated in thousands of Canadian dollars except where otherwise noted)

FORWARD-LOOKING STATEMENTS


THIS DISCUSSION AND ANALYSIS EXPLAINS AT&T CANADA INC.'S (THE "COMPANY" OR "AT&T CANADA") FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2002 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2001, AND IS INTENDED TO HELP SHAREHOLDERS AND OTHER READERS UNDERSTAND THE COMPANY'S BUSINESS AND THE KEY FACTORS UNDERLYING ITS FINANCIAL RESULTS. CERTAIN STATEMENTS IN THIS MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") AND CONSOLIDATED FINANCIAL STATEMENTS CONSTITUTE FORWARD-LOOKING STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES, AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY, TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE, OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, THE FOLLOWING: THE RISKS ASSOCIATED WITH THE PROCEEDINGS UNDER THE COMPANIES' CREDITORS ARRANGEMENT ACT ("CCAA") INCLUDING THE COMPANY'S ABILITY TO OPERATE AS A GOING CONCERN, THE RISKS ASSOCIATED WITH IMPLEMENTING A REORGANIZATION PLAN, AND NEW COMMERCIAL ARRANGEMENTS WITH AT&T CORP., TRANSITIONING TO A NEW BRAND, LIQUIDITY, THE REGULATORY ENVIRONMENT, COMPETITION, TECHNOLOGICAL CHANGES, RESTRICTIONS ON FOREIGN OWNERSHIP AND CONTROL, ABSENCE OF AN ESTABLISHED PUBLIC TRADING MARKET FOR THE NEW SHARES ISSUED PURSUANT TO THE REORGANIZATION PLAN, AND NEGATIVE TRENDS IN GLOBAL MARKET AND ECONOMIC CONDITIONS.



OVERVIEW



The Company is the country's largest competitor to the incumbent local exchange carriers ("ILECs"). With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class managed service offerings in data, Internet, voice and IT Services, the Company provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally.


During 2002, the Canadian telecommunications market was characterized by a number of challenges that included softening of demand for telecommunications services, intense competition to gain market share often through price reductions in all product groups, and excess capacity of network facilities. In addition to these challenges, the Company was faced with a regulatory decision that did not meet its expectations and consequently, the Company is appealing the decision. Also, the combination of the significant long-term debt incurred by the Company to build its telecommunications network and infrastructure, the slower growth in demand for its services and the decline in prices for many of its core services, created a capital structure that was unsustainable.


In response to these pressures, the Company initiated a three-point strategic plan. The first strategic component was initiated in May 2002 with a series of operational cost saving and productivity enhancing measures. These measures focused on building operating efficiencies in those areas of the business where the Company could earn the highest returns. Operating initiatives resulted in a reduction of the Company's workforce by 1,217 personnel as at December 31, 2002 and the lowering of capital spending to $144 million in 2002. The second strategic component was to improve the Company's capital structure to achieve long term growth which the Company expects to achieve through the reorganization proceedings described below. The third strategic component is to pursue a competitively neutral regulatory framework that permits Canadian telecom customers to reap the benefits of competition.

SIGNIFICANT EVENTS


REORGANIZATION PROCEEDINGS


On January 22, 2003, the Company announced it had filed a Consolidated Plan of Arrangement and Reorganization (the "Plan") and related Management Information Circular with the Ontario Court of Justice, Toronto, Ontario, Canada (the "Court"). The purpose of the Plan is to restructure the balance sheet and equity of the Company, provide for the compromise, settlement and payment of liabilities of certain creditors of the Company. The Plan provides for, amongst other things:

o the exchange and compromise of the senior notes of the Company ("Senior Notes") and certain other affected claims ("Affected Creditors") for a combination of cash, which will not be less than $200 million, and 100% of the equity of New AT&T Canada upon emergence from Companies' Creditors Arrangement Act ("CCAA");


o the cancellation of all existing outstanding equity, including warrants and share purchase options of AT&T Canada Inc. and AT&T Canada Corp. for no consideration; and


o transactions that will result in a corporate structure with a new parent company ("New AT&T Canada"), which will own the existing holding company, AT&T Canada Inc. and a wholly owned operating subsidiary ("New Opco"), which will be created as a consequence of the amalgamation of certain of the existing subsidiaries of AT&T Canada Inc.


The Plan and related Management Information Circular were mailed to registered noteholders and other affected creditors on or before January 24, 2003. On February 20, 2003, the Plan was approved by the holders of the Senior Notes ("Noteholders") and other affected creditors. On February 25, 2003, the Court issued an order sanctioning the Plan and the U.S. court issued an order recognizing and enforcing the Court's sanction order.


On October 15, 2002, the Company elected not to make the interest payments on one of its Senior Notes, due on September 15, 2002. As a result, the Company defaulted under the indentures governing certain of its Senior Notes as the Company failed to make its required interest payments. With cross default provisions applicable to its other series of Senior Notes, all of the Company's outstanding indebtedness under its Senior Notes of approximately $4.5 billion was in default and as a result, on October 15, 2002, the Company and certain of its subsidiaries voluntarily filed for protection from creditors under CCAA in the Court and obtained an order from the Bankruptcy Court in the Southern District of New York (the "U.S. Court") under Section 304 of the U.S. Bankruptcy Code to recognize the CCAA proceedings in the United States.


The completion of the Plan and emergence from the CCAA proceedings are subject to a number of conditions, including that an appeal period of the Court's approval has expired with either no appeal commenced or a final determination made by the Court, and the receipt of certain exemptions orders from securities regulatory authorities in Canada to provide that the shares of New AT&T Canada (the "New Shares") issued under the Plan will be freely tradable and the listing of the New Shares on the Toronto Stock Exchange ("TSX"). While the Company is confident that it can satisfy all of these conditions, there can be no assurance, however, that it will emerge from the CCAA proceedings.

REGULATORY ENVIRONMENT


On May 30, 2002, the Canadian Radio-television and Telecommunications Commission ("CRTC") released the price cap decision (the "Price Cap Decision") which dealt with, among other things, the costs incurred by competitive providers to utilize the ILECs network facilities and services in order to service customers. The Company estimates that its network costs will be reduced by approximately 13% to 15% as a result of this Decision. The Company has appealed the Price Cap Decision to the Federal Cabinet and the CRTC has initiated its own proceeding to review and vary certain aspects of the Price Cap Decision. Both of these initiatives could lead to further savings for the Company.


PURCHASE OF OUTSTANDING SHARES OF THE COMPANY NOT PREVIOUSLY OWNED BY AT&T CORP AND REPAYMENT OF SENIOR CREDIT FACILITY


On October 8, 2002, Brascan Financial Corporation and CIBC Capital Partners, acquired all of the issued and outstanding shares of the Company not already owned by AT&T Corp. or its affiliates for an aggregate purchase price of approximately $5.5 billion (the "Back-end"). Upon completion of the Back-end, the Company received $225.4 million upon the exercise of employee stock options, $200 million of which the Company used to repay in full all amounts drawn under its senior credit facility.


NEGOTIATION OF NEW COMMERCIAL AGREEMENTS WITH AT&T CORP.


On January 17, 2003, the Company announced it had established a new commercial agreement with AT&T Corp. The new commercial agreements, among other things, require the Company to launch a new brand name by September 9, 2003, and to cease use of the AT&T brand by no later than December 31, 2003. In addition, these agreements provide a timeframe for continuity of the Company's global connectivity, technology platform and product suite, and maintain network ties between the two companies for the benefit of customers. These agreements enable the Company and AT&T Corp. to continue working together on a non-exclusive basis, and provide the Company the ability to forge additional supplier relationships that will enhance its connectivity and product offerings. Also, these arrangements recognize AT&T Corp. to serve Canadian customers directly, including competing with the Company. The Company is also negotiating a master services agreement with AT&T Corp. to allow for the continued use of AT&T technology and capabilities. There can be no assurance that such an agreement will be negotiated and in the event a master services agreement is not executed by June 30, 2003, the Company may be required by AT&T Corp. to cease use of all AT&T technology and capabilities by June 30, 2004 or earlier.


COMPREHENSIVE REVALUATION


The consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles ("GAAP"). The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is doubt surrounding the appropriateness of the use of the going concern assumption in the preparation of the consolidated financial statements because of circumstances of the CCAA reorganization proceedings and circumstances giving rise to this event, including the Company's long-term debt, which is in default. The consolidated financial statements do not reflect adjustments that would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used if the going concern basis was not appropriate.

If the Plan is implemented, New AT&T Canada will be required to perform a comprehensive revaluation of its balance sheet under the provisions of The Canadian Institute of Chartered Accountants ("CICA") Handbook Sections ("HB") 1625, "Comprehensive Revaluation of Assets and Liabilities" ("fresh start accounting"). Under fresh start accounting, the Company's assets and liabilities will be recorded at management's best estimate of their fair values. The reported amounts in the consolidated financial statements could materially change, because they do not give effect to the adjustments to the carrying value of assets and liabilities that may ultimately result from the adoption of fresh start accounting. In particular, it is expected that there will be significant differences (either positive or negative) between the fair value and the carrying value in the following areas: capital assets, deferred pension asset and long-term liabilities, which are further described in the Management Information Circular dated January 20, 2003.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

KEY FINANCIAL DATA:


YEARS ENDED DECEMBER 31                                        2002               2001              2000
--------------------------------------------------------------------------------------------------------------
REVENUE
    Data                                                $      457,962        $   485,031       $   465,407
    Local                                                      235,095            209,207           177,424
    Internet and IT Services                                   195,600            171,852           129,865
    Other                                                       26,693             20,843            32,643
                                                        ------------------------------------------------------
                                                        $      915,350        $   886,933       $   805,339
    Long Distance                                              572,795            657,788           700,039
                                                        ------------------------------------------------------
TOTAL REVENUE                                           $    1,488,145        $ 1,544,721       $ 1,505,378
                                                        ------------------------------------------------------
                                                        ------------------------------------------------------

SERVICE COSTS                                           $      931,949        $ 1,005,790       $ 1,034,860

GROSS MARGIN                                            $      556,196        $   538,931       $   470,518
GROSS MARGIN %                                                   37.4%              34.9%             31.3%

SELLING, GENERAL AND ADMINISTRATIVE COSTS ("SG&A")      $      333,044        $   385,966       $   411,947

LOSS FROM OPERATIONS                                    $   (1,340,215)       $  (334,536)      $  (333,731)

NET LOSS                                                $   (1,831,659)       $  (745,375)      $  (523,207)

BASIC AND DILUTED LOSS PER COMMON SHARE                 $       (17.95)        $    (7.57)      $     (5.48)



                                         SUPPLEMENTARY FINANCIAL INFORMATION

YEARS ENDED DECEMBER 31                                                2002              2001            2000
------------------------------------------------------------------------------------------------------------------
LOSS FROM OPERATIONS                                             $  (1,340,215)     $ (334,536)       $(333,731)
ADD:
       DEPRECIATION AND AMORTIZATION                                   273,142         465,600          402,551
       WRITE-DOWN OF PROPERTY, PLANT AND EQUIPMENT AND GOODWILL      1,203,196               -                -
       WORKFORCE REDUCTION AND PROVISION FOR RESTRUCTURING              87,069          21,901          (10,249)
       PENSION VALUATION ALLOWANCE                                           -         (31,934)               -
                                                                  ------------------------------------------------

EBITDA (*)                                                        $    223,192      $  121,031        $   58,571
                                                                  ------------------------------------------------
                                                                  ------------------------------------------------
------------------------------------------------------------------------------------------------------------------

(*) EBITDA is a measure commonly used in the telecommunications industry to evaluate operating results and is generally defined as earnings before interest, income taxes, depreciation and amortization. The Company has also excluded the write-down of property, plant and equipment and goodwill, provisions from restructuring and workforce reduction, and a pension valuation allowance adjustment as these items are not expected to be re-occurring in nature as the Company is restructuring its balance sheet through the CCAA proceeding. The Company is restructuring its balance sheet through a CCAA proceeding and is expecting to emerge from the proceeding on or about April 1, 2003. EBITDA does not have a standardized meaning under GAAP and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA is not intended to replace income/(loss) from operations, net income/(loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

REVENUE


The Company's proportion of revenue from data, local, Internet and IT Services, and other services grew to 62% of the Company's total revenue in 2002 from 57% in 2001. The proportion of revenues from long distance services declined to 38% in 2002 from 43% in the prior year.


The year-over-year decrease in data revenue was mainly due to declines in legacy products, principally high speed data (Private Line and VPN Frame Relay) and data equipment sales, partially offset by growth in Transparent LAN services and Managed Data Network services. Data revenue decreased by $27,069 or 5.6% to $457,962 in 2002, from $485,031 in 2001.


The year-over-year increase in local revenue was due to higher average line count for retail customers over 2002 that was partially offset by the negative impact of general economic conditions which included lower demand from the wholesale and Internet service provider markets as customers in these sectors experienced financial difficulty. Local revenue increased by $25,888 or 12.4% to $235,095 in 2002, from $209,207 in 2001. During 2001, the Company acquired the rights to a customer base from the receiver of an insolvent Canadian competitive local exchange carrier ("CLEC"), resulting in the addition of 42,430 new local lines. Local access lines in service totaled 537,940 at December 31, 2002.


The year-over-year increase in Internet and IT Services revenue was mainly due to the full year impact in 2002 of revenues from the Company's strategic acquisition of MONTAGE in 2001, and growth in high speed dedicated Internet access, managed hosting and security solutions. Internet and IT Services revenue increased by $23,748 or 13.8% to $195,600 in 2002, from $171,852 in 2001.
Consistent with the Company's strategy to focus on higher growth and higher value added products, the Internet and IT Services portfolio increased to 13.1% in 2002 as a proportion of total revenue from 11.1% in 2001.


Other revenue increased by $5,850 or 28.1% to $26,693 in 2002, from $20,843 in 2001, primarily due to higher telecommunications equipment sales, partially offset by the sale of certain of the Company's call centers.


The year-over-year decrease in long distance ("LD") revenue was due to lower prices per minute and a decline in minutes. LD revenue decreased by $84,993 or 12.9% to $572,795 in 2002, from $657,788 in 2001. Year-over-year, minutes decreased by 3.5% and prices dropped by 9.8%, primarily the result of intense price competition.

SERVICE COSTS AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES


The Company's principal operating expenses consist of service costs; selling, general and administrative costs ("SG&A"); and depreciation and amortization. Service costs consist of expenses directly related to delivering service to customers and servicing the operations of the Company's networks, expenses associated with fibre and other leases where the Company does not presently have its own facilities, local and long distance transport costs paid to other carriers, maintenance costs, right-of-way fees, municipal access fees, hub site lease expenses, costs of service personnel and leases of utility space in buildings connected to the Company's networks. SG&A expenses include the costs of sales and marketing personnel, promotional and advertising expenses and corporate administrative expenses.


Service costs decreased by $73,841 or 7.3% to $931,949 in 2002, from $1,005,790 in 2001. This decrease was due to cost reductions from regulatory decisions, including the contribution rate reduction from 4.5% to 1.3% effective January 1, 2002 and the Price Cap Decision, lower personnel and related costs from workforce reductions, and lower international volumes; offset by higher telecommunications equipment sales, strategic acquisitions during 2001 and higher local volumes.


Gross Margin increased by $17,265 or 3.2% to $556,196 in 2002, from $538,931 in 2001, the result of lower service costs from regulatory decisions and operating efficiency gains, offset in part by the impact of lower revenues.


SG&A expenses decreased by $52,922 or 13.7% to $333,044 in 2002 from $385,966 in 2001. This decrease was due to lower personnel and related costs from workforce reductions; a lower level of uncollectible accounts from a year-over-year improvement of customer profiles; and lower sales and distributor commissions; offset by the change in the valuation allowance of $31.9 million related to the Company's defined benefit pension plans in 2001, and higher professional fees related to the Plan, namely $17.1 million incurred prior to the CCAA filing.


EBITDA


EBITDA increased to $223,192 in 2002 from $121,031 in 2001. On a percentage of revenue basis, EBITDA grew to 15.0% in 2002 from 7.8% in 2001. The EBITDA increase was due to the aforementioned gross margin improvements and lower SG&A expenses.


WORKFORCE REDUCTION AND PROVISION FOR RESTRUCTURING


In 2002, the Company implemented a cost reduction initiative to bring the Company's cost structure in line with its current and projected revenue base and to allocate resources to further enhance services provided to its established customer base. As a result, the Company recorded a provision of $87.0 million related to these activities.


The charge of $87.0 million is comprised of $52.9 million for employee severance and $34.1 million related to facilities consolidation. Employee severance costs are the result of a reduction in workforce of approximately 1,250 personnel, achieved through terminations, attrition and non-renewal of contract personnel. These personnel were from various areas across the Company, including network services, customer service, marketing, sales and administration. As at December 31, 2002, workforce reductions of 1,217 had been completed and $30.4 million of the employee severance costs had been paid. The remaining liability balance of $22.5 million at December 31,

2002 represents salary continuance payments in accordance with employee severance agreements and/or statutory minimum severance requirements.

The provision for facilities consolidation of $34.1 million comprised an initial provision of $34.4 million, which was reduced by $0.3 million as certain facilities were subleased earlier than planned. The provision for facilities consolidation represents management's best estimate of the deficiency of expected sublease recoveries over costs associated with certain leased premises being exited as a result of the restructuring plan. These facility leases will expire between 2002 and 2012. The provision is to be paid over the remaining term of the leases. As at December 31, 2002, the provision was drawn down by $3.2 million. In conjunction with the Company submitting a capital restructuring plan under the protection of CCAA, certain unused leased premises will be compromised through these proceedings and $18.2 million of the provision for facility consolidation costs has been reclassified to liabilities subject to compromise. Of the remaining provision, $5.0 million has been included in other long-term liabilities.


During the second quarter of 2002, the Company completed its transitional goodwill impairment test and determined that unamortized goodwill of $1,530.8 million as at January 1, 2002, was impaired under the fair value approach. This amount was charged to opening deficit with a corresponding reduction in goodwill. In addition, the Company performed an assessment of the carrying values of its long-lived assets, including goodwill. The assessment was performed due to regulatory decisions in the first half of 2002 affecting the Company's business plan and the substantial decline of market value of companies in the telecommunications services sector. Based on this assessment, the Company recorded a charge of $1,095 million and $108.2 million for write-downs of its property, plant and equipment and goodwill, respectively. The $108.2 million of goodwill related to the Company's IT Services group.


DEPRECIATION AND AMORTIZATION


Depreciation and amortization expense decreased by $192,458 to $273,142 in 2002 compared to $465,600 in 2001. The decrease was primarily the impact of the write-down of property, plant and equipment in the second quarter and of the write-down of goodwill, offset by increased depreciation from capital asset additions.


LOSS FROM OPERATIONS


The Company's loss from operations increased by $1,005,679 for 2002 primarily due to the write-down of property, plant and equipment and the provision for restructuring; offset by no goodwill amortization in 2002, lower depreciation due to the write-down of property, plant and equipment in the second quarter of 2002, and improvements in EBITDA.


INTEREST INCOME AND EXPENSE


Interest income decreased to $9,193 in 2002, from $19,134 in 2001. The decrease of $9,941 was due to lower average cash and short-term deposits during the year compared with 2001. A portion of the interest income has been reclassified against reorganization costs consistent with related accounting guidance.


Interest expense increased to $431,625 in 2002, from $401,114 in 2001. The interest expense amount in 2002 is comprised of $157,931 of cash interest, $156,855 for accretion on the senior discount notes, $10,807 in amortization of debt issue costs and the remaining $108,108 was accrued interest in 2002, offset by $2,138 representing other interest costs. The increase was due to higher average long-term debt in 2002. The CCAA proceedings do not allow for principal and interest payments to be made on pre-filing Senior Notes of the

Company without Court approval or until the Plan has been implemented. Accordingly, interest generated subsequent to October 15, 2002, the date of the Company's CCAA filing, no longer accrues to Noteholders and other Affected Creditors if the Plan is implemented. However, the Company has continued to accrue for interest expense on pre-filing Senior Notes until the Plan is implemented. As at December 31, 2002, interest expense on pre-filing Senior Notes accrued but not paid for the period from October 15, 2002 to December 31, 2002 was $87.1 million.

FOREIGN EXCHANGE GAIN (LOSS)


Effective January 1, 2002, AT&T Canada adopted the new accounting standard HB 1650 "Foreign Currency Translation" which eliminates the deferral and amortization of foreign currency translation gains and losses. In 2002, the Company recorded foreign currency translation losses of $41,126 compared to gains of $10,097 in 2001. These losses were mainly the result of devaluation in the Canadian dollar relative to the U.S. dollar during the period, and an increase in the amount of unhedged U.S. dollar denominated debt due to the termination, in the period, of all remaining foreign currency financial instruments.


WRITE-DOWN OF LONG-TERM INVESTMENTS AND OTHER ASSETS


In 2002, the Company determined there was an other than temporary decline in the value of its long-term investments and other assets and recorded a write-down of $11.9 million.


OTHER INCOME (EXPENSES)


Other expenses were $2,225 for 2002 compared to $10,797 for 2001. Other expenses for 2002 related to a $1,502 disposition of the balance of the Company's ownership in Shared Technologies of Canada Inc. Other expenses for 2001 related to an $8,894 loss on the sale of certain call centers in May 2001.


NET LOSS


The Company's net loss increased by $1,086,284 for 2002 primarily due to the write-down of long-term investments and other assets, higher interest expense, increased foreign exchange losses, and professional fees related to the Plan of $7.4 million incurred subsequent to the CCAA filing.


LIQUIDITY AND CAPITAL RESOURCES


CASH FLOW FROM OPERATING ACTIVITIES


During 2002, net cash used in operating activities was $147,759, including cash used to fund changes in non-cash working capital of $24,308, mainly due to the repurchase of the accounts receivable sold in a securitization program in the amount of $100 million, the payment of employee severance costs of $30,400 and the payment of advisory fees related to the Company's balance sheet restructuring of $19,842. During 2001, net cash generated by operating activities was $58,292, including cash generated from changes in non-cash working capital of $183,636, mainly due to proceeds from the sale of accounts receivable in a securitization program.

CAPITAL EXPENDITURES


Cash expenditures on property, plant and equipment during 2002 totaled $143,865 compared to $419,173 in 2001. The lower spending level in 2002 was the result of the substantial completion of the Company's local and long haul network during 2001, and strategic operating initiatives in the second quarter of 2002 lowering capital spending.


LIQUIDITY


On October 8, 2002, Brascan Financial Corporation and CIBC Capital Partners, acquired of all the outstanding shares of AT&T Canada that AT&T did not already own for cash of $51.21 per share, pursuant to the terms of the Deposit Receipt Agreement. Upon completion of the Back-end, AT&T Canada's Class B deposit receipts were de-listed from the TSX and the National Market System ("NASDAQ"). Contemporaneous with the closing of this transaction, AT&T Canada employees exercised stock options which together with other stock option exercises that occurred during the third quarter, generated cash proceeds to the Company of $240 million. On October 9, AT&T Canada used approximately $200 million of these monies to repay in full all amounts drawn under its bank credit facility.


On October 15, 2002 the Company defaulted under the indentures governing its Senior Notes as the Company failed to pay interest payments. With cross default provisions applicable to its other series of Senior Notes, all of the Company's outstanding note indebtedness of approximately $4.5 billion was in default. On October 15, 2002, the Company applied for and received protection under the CCAA. While under CCAA protection, the Company has conducted business as usual as it serves customers and pays its employees and ongoing suppliers without interruption.


On February 20, 2003, the Plan was approved by the Noteholders and other affected creditors. Under the Plan, in exchange and compromise for the Company's approximately $4.5 billion of outstanding Senior Notes and certain other affected claims, the Company's Noteholders and other affected creditors will receive a pro-rata combination of cash, which will not be less than $200 million, and 100% of the equity in the New AT&T Canada upon emergence from CCAA. The Plan also requires the Company to obtain a TSX listing of its shares before emergence from CCAA and to apply for a NASDAQ listing.


At December 31, 2002, the Company had unfunded deficits under its defined benefit pension plans of approximately $135 million. The Company is required to fund this deficit over a five year period commencing with an estimated payment of $40 million in 2003.


2003 OUTLOOK


In 2003, the Company will focus on markets and services that optimize margin performance and cash flows and on leveraging its existing network infrastructure and customer base. This includes using existing assets more effectively by targeting customers where it has existing network capacity; leveraging its existing customer base more effectively by investing in customer retention programs; cross-selling additional services and bundled offerings; and working with customers to meet their growth requirements. In addition, the Company will focus on customers with national, North American and global requirements and continue to drive its sources of differentiation by offering a full suite of telecommunications services, including global connectivity and managed infrastructure solutions.

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The Company expects that, in 2003, it will generate positive income from operations and will report net income for the year. With the implementation of the Plan, the Company will go forward with no long-term debt, and will incur substantially no interest expense and will not be subject to foreign currency gains and losses on the translation of long-term debt. Also, with the comprehensive revaluation of its balance sheet, which is required on emergence from CCAA, it is expected that the value of the Company's capital assets will be lower and thus there will be a corresponding reduction of depreciation expense.



RISKS & UNCERTAINTIES


RISK FACTORS RELATING TO NON-IMPLEMENTATION OF THE PLAN



The Company has obtained both creditor and court approval for the Plan described above, however if the Plan is not implemented and another plan is not proposed and implemented, an insolvency proceeding involving the liquidation of the assets of the Company with a view to recovering the amounts owing to creditors will likely result. Under a forced liquidation, realizations on the assets of the Company will likely be significantly less than the values currently ascribed to such assets.



RISK FACTORS RELATING TO THE IMPLEMENTATION OF THE PLAN

(a)      CONDITIONS PRECEDENT TO IMPLEMENTATION


         The following are the conditions to the Plan being effective:


         o The appeal period with respect to the CCAA sanction order and the CBCA sanction order shall have expired without an appeal having been commenced, or in the event of an appeal or application for leave to appeal, a final determination shall have been made by the applicable appellate tribunal unless otherwise waived by the Company.


         o The appeal period with respect to the US proceedings order shall have expired without an appeal having been commenced, or in the event of an appeal or application for leave to appeal, a final determination shall have been made by the applicable appellate tribunal unless otherwise waived by the Company and the Court-appointed monitor.


         o No determination shall have been made by the Company not to proceed with the Plan prior to the implementation date of the Plan.


         o All of the applicable approvals and orders of, and all applicable submissions, and filings with, governmental, regulatory and judicial authorities having jurisdiction in respect of the completion of transactions contemplated by the Plan (other than the filings to be made with and the certificates to be obtained from the relevant Director of Corporations and Registrar of Companies), and including the issuance, listing and posting for trading of the New Shares to be issued under the Plan have been obtained or made by the Company, in each case to the extent deemed necessary or advisable by the Company and the restricted committee of noteholders in form and substance satisfactory to the Company and the restricted committee of noteholders, to permit holders of the New Shares to freely trade and dispose of the New Shares in the ordinary course, as the case may be, including any orders, rulings, approvals of listings and exemption orders from the relevant securities regulatory authorities in Canada and the United States and the TSX. The TSX shall have listed the New Shares to be issued under the Plan and such shares will be freely tradable under Canadian securities law in the ordinary course (other than by holders who are "Control Persons" under applicable Canadian securities laws) immediately following the distribution of New Shares on the implementation date of the Plan.


         o The Company has received a legal opinion from their United States counsel substantially to the effect that (i) the issuance of the New Shares is exempt from registration pursuant to Section 3(a)(10) of the U.S. Securities Act of 1933 ("1933 Act") and (ii) the New Shares to be issued under the Plan will be freely tradable under the 1933 Act except for such New Shares held by Persons who are deemed to be affiliates of the Company on or prior to the plan implementation date or who are deemed to be affiliates of the Company after the implementation date of the Plan.


(b)      BRAND TRANSITION AND CHANGE IN AT&T CORP. RELATIONSHIP


         The Company currently makes use of, and following the implementation of the Plan during the term of the new commercial agreements with AT&T and its wholly owned subsidiary AT&T Canada Enterprises Company, the Company will, on a transitional basis, make use of certain AT&T technology as well as the AT&T brand and certain trade names in Canada in respect of its services.


         The Company is currently negotiating a master services agreement with AT&T to allow for the continued use of AT&T technology and capabilities. The Company expects to execute such an agreement by June 30, 2003. However, there can be no assurance that such an agreement will be negotiated and in the event a master services agreement is not executed by June 30, 2003, the Company may be required by AT&T to cease use of all AT&T technology and capabilities by June 30, 2004 or earlier.


         The new commercial agreements require AT&T Canada to launch a new brand name by September 9, 2003 and cease use of the AT&T brand by no later than December 31, 2003, with the exception of the use of the AT&T brand for its calling card and Internet domain names which must end no later than June 30, 2004. The new brand license agreement contains many provisions, which would allow for AT&T to terminate the agreement prior to December 31, 2003 and there can be no assurance that events and circumstances will not give AT&T Corp the right to terminate such agreement. The new brand license agreement is terminable in the event of, among other things, failure to comply in a material respect with marketing specifications, bankruptcy (with the exception of the CCAA Proceedings), and failure to develop or have approved the brand conversion plan or implement the brand conversion plan. The licensee shall have 30 days to cure any breach (other than with respect to bankruptcy and strategic competitor acquisition and failure to develop and have an approved brand conversion plan or specific identified breaches where shorter periods have been identified), failing which the new brand license agreement shall terminate on the specified conversion date without further notice. The licensee may in its sole discretion and without cause terminate the new brand license agreement. The new brand license agreement contains the customary obligations on the part of the licensee to cease all use of the licensed subject matter after termination or expiration. Disputes arising under the new brand license agreement may be resolved pursuant to certain arbitration provisions prescribed in the new brand license agreement. AT&T Canada and AT&T have agreed on a framework to deal with ongoing co-operation and a process to transition network support provided by AT&T for the Company's toll-free platform by

         December 31, 2005 with the details of the transition plan to be completed by no later than December 31, 2003. The transitional network support arrangement may be extended by mutual agreement; may be accelerated under certain conditions to June 30, 2004; or accelerated in the event of an acquisition of 20% or more of AT&T Canada's equity by a strategic competitor or in other circumstances.


         AT&T has the ability to serve Canadian customers directly, including competing with AT&T Canada. There can be no assurance that the Company will not incur a significant loss of revenue from business ongoing with or influenced by AT&T as a result of those new commercial arrangements.


(c)      CASH FLOW AND OPERATING LOSSES

         The Company incurred net losses of $5.3 million, $523.2 million, $745.4 million and $1,831.6 million for the fiscal years ended December 31, 1999, 2000, 2001 and 2002 respectively. If losses were to continue it could impact the New Company's ability to obtain required additional funds to sustain its operations following the implementation of the Plan.


(d)      ADDITIONAL CAPITAL

         If cash flow from operations and cash on hand are insufficient, there can be no assurance that, following the implementation of the Plan, the New Company will be able to obtain sufficient funds on terms acceptable to it to provide adequate liquidity and to finance the operating and capital expenditures necessary to execute its operating strategy. Failure to generate additional funds, whether from operations, additional debt or equity financing, may require the New AT&T Canada to delay or abandon some or all of its anticipated expenditures, which could have a material adverse effect upon the growth of the affected businesses and on the New AT&T Canada. Furthermore, the ability of competitors to raise money on more acceptable terms could create a competitive disadvantage for the New AT&T Canada.


(e)      COMPETITION

         The Company faces intense competition in all of its markets for its existing and planned services from, among others, the ILECs, cable companies, competitive long distance providers, wireless providers, CLECs, internet service providers, Centrex resellers and other current and planned telecommunications providers. The Company's ability to compete effectively in the Canadian telecommunications industry may be adversely effected by continuing consolidation and expansion amongst its competitors.


         In each of the business areas currently served by the Company, the principal competitor is the ILEC serving that geographic area. The ILECs have long-standing relationships with their customers and have historically benefited from a monopoly over the provision of local switched services. In addition, the ILECs have financial, marketing, technical, personnel, regulatory and other resources that exceed those of the Company, as applicable. There can be no assurance that the Company will be successful in its attempt to offer services in competition with the services offered by the ILECs.


         Although the ILECs are generally subject to greater pricing and regulatory constraints than the CLECs, the ILECs have, as a result of the regulatory framework and especially the Price Cap Decision, achieved increased pricing flexibility for their local services and maintained control of the existing Public Switched Telephone Network that CLECs must utilize in order to compete. Since CLECs do not have competitively neutral access to this existing ILEC controlled network and are therefore subject to a significant cost disadvantage, the ILECs continue to be able to compete against the CLECs solely on the basis of price. If the ILECs lower rates or engage in substantial volume and term discount pricing practices for their customers, there would be downward pressure on certain rates charged by the Company, which pressure could adversely affect the Company.


         The Company also faces competition from entities utilizing other communications technologies and may face competition from other technologies being developed or to be developed in the future. For example, there is a trend toward the convergence of the telecommunications and cable industries. The convergence of the telecommunications and the cable industries may add substantial new competition that could adversely affect the operations and financial condition of the Company. There can be no assurance that one or more of the technologies currently utilized by the Company will not become obsolete at some time in the future.


         The Company believes that providers of wireless services will increasingly offer products that will compete with, and ultimately may replace, certain wireline telecommunications services, using new wireless technologies. Competition with providers of wireless telecommunications services may be intense and may further limit the prices with the level of service and price that customers demand at which the Company can profitably compete.


         The telecommunications industry is subject to rapid and significant changes in technology with related changes in customer demands, including the need for new production and services at competitive prices. The Company's ability to compete effectively will depend, to a great extent, on its ability to anticipate, invest in and implement, or otherwise obtain new technologies. Furthermore, there may not be a demand for any of the Company's new products or services, the Company may be unable to deliver its new products and services to the public on a timely and competitive basis, and the Company may have to make additional capital investments to upgrade or replace its existing technology.


(f)      RAPID TECHNOLOGICAL CHANGES

         The telecommunications services industry is subject to rapid and significant changes in technology that may reduce the relative effectiveness of existing technology and equipment. Although the Company has invested in what it currently views as the best technology available, all aspects of voice, data, and video telecommunications are undergoing rapid technological change. There can be no assurance that the Company's technologies will satisfy future customer needs, that the Company's technologies will not become obsolete in light of future technological developments, or that the Company will not have to make additional capital investments to upgrade or replace its technology. The effect on the Company of technological changes, including changes relating to emerging wireline and wireless transmission and switching technologies, cannot be predicted and could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.


         In addition, the Company may be required to select one technology over another because it is not possible to predict with any certainty which technology will prove to be the most economic, efficient or capable of attracting customer usage. Furthermore, the Company may be unable to develop or acquire new technologies and products to compete effectively in the North American and global telecommunications markets. It is also impossible to predict whether existing, proposed or as yet undeveloped technologies will become dominant or otherwise render the Company's telecommunications services less profitable or less viable. If the Company fails to maintain competitive services or obtain new technologies, its business, financial condition and results of operations could be materially adversely affected.

         The Company may be adversely affected by the insolvency or bankruptcy of its key suppliers or customers. The Company relies on the financial stability of its key suppliers and customers. The insolvency or bankruptcy of such parties could result in the Company not being able to realize on its capital investments, having to make alternate supplier arrangements, potentially at significant cost to the Company, or being unable to receive revenue or collect receivables from an insolvent or bankrupt customer.


(g)      GOVERNMENTAL REGULATION AND POTENTIAL FOR CHANGE IN REGULATORY
         ENVIRONMENT

         The Company is subject to regulation by Canada's telecommunications regulatory authority, the CRTC, pursuant to the provisions of the TELECOMMUNICATIONS ACT (CANADA) (the "Telecommunications Act") and, to a lesser extent, the RADIOCOMMUNICATION ACT (CANADA) (the "Radiocommunication Act"), administered by Industry Canada. Since the passage of the Telecommunications Act, the policy of the government of Canada and subsequently the CRTC has been to recognize the importance of competition in the provision of telecommunications services in Canada.


         There can be no assurance, however, that regulatory rulings of the CRTC within that policy framework will not have materially adverse effects on competition whether in relation to terms of access to the existing ILEC-controlled network, control of ILEC behaviour in view of their dominant market position or otherwise.


(h)      RESTRICTIONS ON FOREIGN OWNERSHIP AND CONTROL

         Under the ownership and control provisions of the Telecommunications Act and the Radiocommunication Act, a "Canadian carrier" is not eligible to operate as a Canadian telecommunications common carrier and is not eligible to hold a licence as a radiocommunication carrier unless it is Canadian owned and controlled and is incorporated or continued under the laws of Canada or a province. No more than 20% of the members of the board of directors of an eligible Canadian carrier may be non-Canadians, and no more than 20% of the voting shares of a Canadian carrier may be beneficially owned by non-Canadians. In addition, no more than 33-1/3% of the voting shares of a non-operating parent corporation of a Canadian carrier may be beneficially owned or controlled by non-Canadians and neither the Canadian carrier nor its parent may be otherwise controlled in fact by non-Canadians. The eligibility of AT&T Canada Corp. and AT&T Canada Telecom Services Company, and after the implementation date of the Plan, New OpCo, to continue to operate as Canadian carriers could be jeopardized if the Company and the New AT&T Canada, respectively, or any of their respective subsidiaries fail to comply with the requirements relating to ownership and control. In addition to ensuring that the New AT&T Canada does not violate the prohibition on control in fact by non-Canadians, any issuances of equity securities of the New AT&T Canada to non-Canadians must be of limited or non-voting securities or, if common shares or other voting securities, are issued such common shares or other non-voting securities are also issued to Canadian residents in such amounts as are necessary to allow the company to continue to meet the ownership restrictions. These ownership restrictions may limit the New AT&T Canada's ability to raise equity capital from non-Canadians.


         The term "control in fact" is not defined in the relevant legislation and raises various complex questions of interpretation. A number of factors have been considered relevant to the determination of whether a regulated entity is not controlled in fact by non-Canadians, including the election and composition of the board of directors, the industry specific experience of the non-Canadian shareholders, the ability to appoint senior management, the power to determine policies, operations and strategic decision-making and the percentage of equity interest.

         Although management believes that it has at all times been in compliance with the relevant legislation, and in particular believes that the current ownership structure of the Company and that the proposed ownership structure for the New AT&T Canada as it emerges from CCAA protection comply with Canadian ownership rules, there can be no assurance that any CRTC or Industry Canada determination or events beyond the control of the Company will not result in it or the New AT&T Canada ceasing to comply with the relevant legislation. Should this occur or should the CRTC or Industry Canada otherwise find the Company or the New AT&T Canada ineligible to operate telecommunications or radio communication facilities, the ability of the Company and its principal operating subsidiaries to act as a Canadian carrier under the Telecommunications Act or to maintain, renew or secure licences under the Radiocommunication Act could be jeopardized and the business of the Company or the New AT&T Canada could be materially adversely affected. If the Company or the New AT&T Canada becomes subject to proceedings before or against the CRTC or Industry Canada with respect to the Company's compliance with the relevant legislation, the Company or the New AT&T Canada, as applicable, could be materially adversely affected, even if the Company was ultimately successful in such a proceeding.


         On November 19, 2002, Canada's Minister of Industry issued a discussion paper entitled, Foreign Investment Restrictions Applicable to Telecommunications Common Carriers, and announced a parliamentary committee (the "Parliamentary Committee") review of the federal government's current policies and legislation governing foreign ownership and control of telecommunications common carriers operating in Canada. The Industry Minister has asked for a report back from the Parliamentary Committee in early 2003 addressing thirteen questions in three specific areas, namely (i) overall investment in the telecommunications sector, (ii) the experience of other countries in restricting foreign investment, and (iii) the timing of implementation of any changes the government might make to the current foreign investment restrictions. Among the specific questions contained in the federal government's discussion paper was whether altering Canada's foreign investment restrictions could materially affect the ability of new competitive providers to establish and maintain financial stability, and to what extent any relaxation of foreign investment restrictions could be linked to the creation of a more competitive Canadian telecommunications industry. In announcing its telecommunications foreign investment review, the federal government stated that "it is time to re-evaluate whether the current approaches represent the most effective means of achieving balanced policy objectives in the telecommunications sector", and questioned how Canadians might gain "access to a larger capital pool for investment in new and improved telecommunications infrastructure without compromising their national sovereignty policy objectives". The Company is participating fully in the review and is arguing in favour of liberalization of the investment regime and removal of the current investment restrictions applicable to competitive providers. Should the federal government decide to liberalize the existing restrictions, legislative amendments would be required. Accordingly, a liberalized regime would not come into effect until the government had introduced the legislation into Parliament and passed amended legislation.


(i)      LISTINGS; ABSENCE OF PUBLIC TRADING MARKETS

         Listing is being sought on the TSX and on NASDAQ for the New Shares upon the Company's emergence from CCAA protection and the Company believes, based on legal and financial advice, including advice from the legal and financial advisors to the noteholders as to the estimated number of beneficial holders of the Notes, that the New AT&T Canada will be able to meet the listing criteria for these exchanges. The implementation of the Plan is conditional, among other things, upon the listing of the New Shares on the TSX. The Company will use reasonable best efforts to cause the New Shares to be listed on NASDAQ as soon as practicable on or after the implementation of the Plan. Subject to any change of control transaction, the New AT&T Canada will use reasonable efforts to maintain it's listing on the TSX and

         NASDAQ National Market System for at least three years. If a listing is obtained, there can be no assurance that any such listing will continue or that an active trading market will develop or be sustained. If a market does develop there can be no assurance that the price will reflect the estimated net value of the New AT&T Canada. The market price of the New Shares may be highly volatile and could be subject to wide fluctuations in response to variations in results of operations, changes in financial estimates by securities analysts, changes in the regulatory regime governing the telecommunications industry or other events and factors. Historically, securities markets have periodically experienced significant price and volume fluctuations that are unrelated to the financial performance of particular companies. These broad market fluctuations may also adversely affect the market price of the New Shares. Further, non-Canadians may not acquire voting securities on the secondary market if such acquisition would contravene the restrictions of foreign ownership and control discussions in (h) above.


(j)      MARKET AND ECONOMIC CONDITIONS


         The Company's future operating results may be affected by trends and factors beyond its control. Such trends and factors include the policies of Canada and the United States in regard to foreign trade, investments and taxes, foreign exchange rate controls and fluctuations, political instability and increased payment periods, adverse change in the conditions in the specific markets for the Company's and after the implementation of the Plan, the Company's products and services, the conditions in the broader market for communications and the conditions in the domestic or global economy generally. More specifically, the Company's financial performance will be affected by the general economic conditions as demand for services tends to decline when economic growth and retail and commercial activity decline. Recently, the slowdown in global economic activity in Canada and the United States, has made the overall global and Canadian economic environment more uncertain and could, depending on the duration and extent of such slowdown and on the pace of an eventual economic recovery, have an important adverse impact on the demand for products and services and on the financial performance of the Company. Such negative trends in global market and economic conditions could have an adverse effect on purchasing patterns of subscribers and customers especially in the case of products and services provided by the Company and, after the implementation of the Plan, the New AT&T Canada that are more subject to being affected by economic slowdown. These negative trends could also adversely affect the financial condition and credit risk of subscribers and customers, which would, in turn, increase uncertainties regarding the Company's and, after the implementation of the Plan, the New AT&T Canada's ability to collect receivables. During the economic slowdown, business telecommunications customers may delay new service purchases, reduce volumes of use and/or discontinue use of services. One or more of these factors could have a significantly negative effect on the financial situation and results of the Company and after the implementation of the Plan, the New AT&T Canada.


(k)      FOREIGN EXCHANGE


         The Company has significant U.S. dollar debt service requirements to 2008, which, as at December 31, 2002, the Company no longer hedges. All such obligations will be compromised upon implementation of the Plan and therefore this risk will have minimal impact upon implementation of the Plan.

CRITICAL ACCOUNTING POLICIES


The Company believes that the following selected accounting policies and issues are critical to understanding the estimates, assumptions and uncertainties that affect the amounts reported and disclosed in the Company's consolidated financial statements and notes to the financial statements. See Note 2 to the 2002 annual consolidated financial statements for a more comprehensive discussion of the Company's significant accounting policies.


USE OF ESTIMATES


Significant estimates are used in determining, but not limited to, the recoverability of capital assets, allowance for doubtful accounts, provisions for workforce reduction and restructuring, provisions for contingent liabilities, liabilities subject to compromise, and income tax valuation allowances. When assessing the reasonableness of the assumptions, current information, currently prevailing economic conditions and trends are considered.


The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses. Actual results could differ from those estimates.


RECOVERABILITY OF CAPITAL ASSETS


Due to the capital intensive nature of the telecommunications industry, the Company has made significant investments in capital assets. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assessments of the recoverability of capital assets require estimates of useful lives, future cash flows, discount rates and terminal values. Management develops cash flow projections using assumptions that reflect the Company's planned courses of action and management's best estimate of the most probable set of economic conditions. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a write-down is recognized for the difference between the expected future undiscounted cash flows and carrying value of the asset.


VALUATION OF ACCOUNTS RECEIVABLE


The Company's allowance for doubtful accounts is based on a specific percentage using historical experience applied to aging categories and an additional amount for specific delinquent balances.


PROVISION FOR RESTRUCTURING ACTIVITIES


Accrued restructuring charges require significant estimates including estimated sublease recoveries from properties vacated and expected time required to enter into sublease agreements.

PROVISIONS FOR CONTINGENT LIABILITIES


In the normal course of business, the Company is subject to proceedings, lawsuits and other claims. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. The Company maintains and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated. The Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters as at December 31, 2002. These matters could affect the operating results of any one quarter when resolved in future periods.


LIABILITIES SUBJECT TO COMPROMISE


Liabilities subject to compromise under the CCAA proceedings have been estimated by management based upon the Court-approved process to prove, administer and adjudicate claims. The claims of Noteholders have been determined in accordance with such process. Claims of other affected creditors and the amount recorded as liabilities have been estimated using the information provided by the Affected Creditors and management's assessment of the merits of the claims.



NEW ACCOUNTING STANDARDS


BUSINESS COMBINATIONS, AND GOODWILL AND OTHER INTANGIBLE ASSETS


Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants Handbook Section ("HB") 1581 "Business Combinations", and HB 3062 "Goodwill and Other Intangible Assets". The new sections are substantially consistent with equivalent U.S. pronouncements, SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets", issued by the Financial Accounting Standards Board ("FASB") in July 2001.


HB 1581 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. Adoption of HB 1581 did not affect the result of operations as the Company currently accounts for all business combinations under the purchase method.


HB 3062 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment using a fair value approach rather than the undiscounted cash flow approach previously used. During the second quarter, the Company completed its transitional goodwill impairment test and determined that unamortized goodwill of $1,530.8 million as at January 1, 2002, was impaired under the fair value approach. This amount was charged to opening retained earnings with a corresponding reduction in goodwill.


See additional discussion in Note 2 to the 2002 consolidated financial statements.


FOREIGN CURRENCY TRANSLATION AND HEDGING RELATIONSHIPS


Effective January 1, 2002, the Company adopted amended HB 1650 "Foreign Currency Translation", which eliminates the deferral and amortization of foreign currency translation gains and losses on long-term monetary items with a fixed or ascertainable life. At December 31, 2001, the Company had approximately $12.3 million of unamortized foreign exchange losses that were affected by this change. Upon adoption, deferred foreign exchange has been reduced by this amount, with a corresponding increase in opening deficit as of January 1, 2002. HB 1650 also requires restatement of prior periods, the effect of which was to increase the reported net loss for the year ended December 31, 2001 by $12.3 million (2000 - nil).


Effective January 1, 2004, the Company will adopt the new Accounting Guideline, AcG-13, "Hedging Relationships," which requires that in order to apply hedge accounting, all hedging relationships must be identified, designated, documented and effective, where hedging relationships do not meet these requirements hedge accounting must be discontinued. The Company is currently evaluating the impact of adoption of AcG-13 and has not yet determined the effect of adoption on its results of operations or financial condition.


See additional discussion in Note 2 to the 2002 consolidated financial statements.


STOCK-BASED COMPENSATION


Effective January 1, 2002, the Company adopted the new HB 3870 "Stock-based Compensation and Other Stock-based Payments", which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. HB 3870 permits the Company to continue its existing policy of treating all other employee stock options as capital transactions (or settlement method), but requires pro forma disclosure of net earnings and per share information as if the Company had accounted for employee stock options under the fair value method which has been included in note 2 to the consolidated financial statements.


RECENT PRONOUNCEMENTS


Effective January 1, 2003, the Company will adopt AcG-14, "Disclosure of Guarantees", which requires a guarantor to disclose significant information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees and in addition to the accounting required by HB 3290 "Contingencies". The Guideline is generally consistent with disclosure requirements for guarantees in the FASB No.45 but, unlike the FASB's guidance, does not apply to product warranties and does not encompass recognition and measurement requirements. The Company is currently evaluating the impact of adoption of AcG-14 and has not yet determined the effect of adoption on its results of operations and financial condition.


The Company will adopt new HB 3063, "Impairment of Long-Lived Assets", which will be effective for fiscal years beginning on or after April 1, 2003, with earlier adoption encouraged. Application of HB 3063 is prospective. The new standard replaces requirements on the write-down of assets previously contained in HB 3061, "Property, Plant and Equipment", and harmonizes Canadian accounting for the impairment of long-lived assets with US GAAP (FASB No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"). The Company is currently evaluating the impact of adoption of HB 3063 and has not yet determined the effect of adoption on its results of operations and financial condition.


The Company will adopt new HB 3475, "Disposal of Long-Lived Assets and Discontinued Operations". The new HB 3475 applies to disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003, with earlier adoption encouraged. Application of the new HB 3475 is prospective. The new HB replaces requirements on the disposal of assets and discontinued operations that were contained in HB 3061, "Property, Plant and Equipment", and in the previous HB 3475, "Discontinued Operations", and harmonizes Canadian accounting with US GAAP (FASB No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets") for these topics. The Company is currently evaluating the impact of adoption of HB 3475 and has not yet determined the effect of adoption on its results of operations and financial condition.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000


(All dollar amounts are stated in thousands of Canadian dollars except where otherwise noted)

REVENUE


The Company holds an 11% share of the Canadian business telecommunications market from its data, local, Internet and E-Business solutions services, and from its long distance services. The Company's proportion of revenue from data, local, Internet and E-Business solutions, and other services grew to 57% of the Company's total revenue in 2001 from 53% in 2000. The proportion of revenues from long distance services declined to 43% in 2001 from 47% in the prior year. During 2002, the Company will continue its focus on growth in data, local, and Internet and E-Business solutions.


The year-over-year increase in data revenue was mainly due to the growth in Data VPN Frame Relay (the Company's virtual private network product), Asynchronous Transfer Mode ("ATM"), high speed data (MACH), and local and wide area network ("LAN/WAN"), partially offset by decreases in legacy private line data services. Data revenue increased by $19,624 or 4.2% to $485,031 in 2001 from $465,407 in 2000. In 2002, the Company will seek to improve its data product mix by continuing to market more advanced and higher margin data products and strengthen its product portfolio through its licensing arrangements with AT&T Corp. to provide customers with North American and global frame relay and LAN/WAN.


The year-over-year increase in local voice revenue was due to the addition of 137,997 new local access lines. Local voice revenue increased by $31,783 or 17.9% to $209,207 in 2001 from $177,424 in 2000. The growth in 2001 was the result of focus on customers in the small and medium sized business markets, offset by the negative impact of general economic conditions which included lower demand from the wholesale and internet service provider ("ISP") markets as customers in this sector experienced financial difficulty. During the year, the Company acquired the rights to a customer base from the receiver of an insolvent Canadian CLEC, resulting in the addition of 42,430 new local lines. The Company reduced the number of access lines reported by 33,661 due to a one-time adjustment, the result of historical system conversion and other adjustments. This adjustment was statistical in nature and had no effect on revenue. Local access lines in service totaled 548,969 at December 31, 2001. During 2001, the Company completed an additional two local city networks to achieve a footprint of 29 cities. In 2002, the Company will focus its efforts on increasing its market share in the business local market.


The year-over-year increase in Internet and E-Business solutions revenue was mainly due to the Company's strategic acquisition of MONTAGE and significant growth in high speed dedicated Internet access, managed hosting and security solutions. Internet and E-Business solutions revenue increased by $41,987 or 32.3% to $171,852 in 2001 from $129,865 in 2000. Consistent with the Company's strategy to focus on higher growth and higher value added products, the Internet and E-Business solutions portfolio increased to 11.1% in 2001 as a proportion of total revenue from 8.6% in 2000. In 2002, the Company plans to further strengthen its product portfolio and continues to expect growth in this area as economic conditions improve.


Other revenue decreased by $11,800 or 36.1% to $20,843 in 2001, from $32,643 in 2000 primarily due to the sale of certain of the Company's call centers and lower telecommunications equipment sales.

The year-over-year decrease in long distance ("LD") revenue was mainly due to lower prices per minute, partially offset by growth in minutes. LD revenue decreased by $42,251 or 6.0% to $657,788 in 2001 from $700,039 in 2000.
Year-over-year, minutes increased by 9.6% while prices dropped by 14.0% primarily as a result of intense price competition. During 2002, the Company will continue to optimize long distance products and to leverage established customer relationships to cross sell the Company's data, local, Internet, and E-Business solutions.

SERVICE COSTS AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES


The Company's principal operating expenses consist of service costs; selling, general and administrative costs ("SG&A"); and depreciation and amortization. Service costs consist of expenses directly related to delivering service to customers and servicing the operations of the Company's networks, expenses associated with fibre and other leases where the Company does not presently have its own facilities, local and long distance transport costs paid to other carriers, maintenance agreements, right-of-way fees, municipal access fees, hub site lease expenses, costs of service personnel and leases of utility space in buildings connected to the Company's networks. SG&A expenses include the costs of sales and marketing personnel, promotional and advertising expenses and corporate administrative expenses.

Service Costs decreased by $29,070 or 2.8%, to $1,005,790 in 2001, from $1,034,860 in 2000. This decrease was due to the positive impact of the change in the contribution regime, lower toll free rates and optimization of access methods, offset, in part, by additional costs related to higher volume and costs associated with strategic acquisitions in 2000 and 2001. The Company will experience further cost reductions as the contribution rate will be reduced from 4.5% to 1.4% on an interim basis effective January 1, 2002. A number of appeals relating to the decision to change the contribution regime were filed and have been dismissed. However, Telus Communications Inc., which filed an earlier appeal to the Federal Court that was dismissed, has filed a further appeal with the CRTC relating to issues around the amount of the subsidy going forward.


Gross margin increased by $68,413 to $538,931 in 2001 from $470,518 in 2000 as the Company benefited from its emphasis on higher growth and higher margin products and services, the acquisition of MONTAGE and improvements in its service costs structure.


SG&A expenses decreased by $25,981 or 6.3% to $385,966 in 2001 from $411,947 in 2000. This decrease was due to the change in the valuation allowance related to the Company's defined benefit pension plans and lower sales costs, offset primarily by an increase in personnel costs from strategic acquisitions and from the Company's focus on improving customer service including provisioning, customer care processes support and information systems.


 At the beginning of the year, the Company's defined benefit pension plans were in a surplus position, net of unamortized actuarial gains, giving rise to an accrued benefit asset. The amount of the accrued benefit asset that can be recorded by the Company is subject to a limit, being the sum of the expected employer future benefit and any net unrecognized losses. The balance of the valuation allowance recorded against the accrued benefit asset due to this limit at December 31, 2000, was $31,934. During 2001, the impact of negative returns on plan assets in the Company's defined benefit pension plans has been an elimination of the pension surplus and generation of unamortized losses at December 31, 2001. Under generally accepted accounting principles, the limit on the accrued benefit asset is required to be increased by the amount of the losses that will be charged as an expense in future years, resulting in a reduction in the valuation allowance and a credit to the pension expense amount of the Company. The impact of the above is that the valuation allowance of $31,934 is no longer required and has been recognized into income in 2001.

EBITDA

EBITDA before integration costs, provision for restructuring and workforce reduction costs, pension valuation allowance and minority interest increased to $121,031 in 2001 from $58,571 in 2000. On a percentage of revenue basis, EBITDA grew to 7.8% in 2001 from 3.9% in 2000. This increase was due to the gross margin improvements and lower SG&A expenses.



2001 WORKFORCE REDUCTION COSTS


In July 2001, in consideration of the difficult industry conditions, the Company initiated a cost reduction initiative in its drive towards profitable growth. During the third quarter of 2001, a provision of $21,901 was recorded principally for severance and benefits related to the termination of approximately 650 personnel. The personnel terminated were from various areas across the Company including marketing, network services, customer service, Internet and E-Business solutions services and administration. Substantially all of the workforce reductions were completed as at December 31, 2001. The remaining liability associated with the workforce reduction costs of $6,215 represent salary continuance payments in accordance with the termination agreements.



1999 INTEGRATION COSTS AND PROVISION FOR RESTRUCTURING


Substantially all of the activities that were provided for in the 1999 integration costs and provision for restructuring were completed as at December 31, 2001.



DEPRECIATION AND AMORTIZATION


Depreciation and amortization expense increased to $465,600 in 2001 compared to $402,551 in 2000. The increase was primarily due to the Company's strategic acquisitions in 2000 and 2001 and an increase in the level of depreciation from the Company's capital spending program.


INTEREST INCOME AND EXPENSE


Interest income increased to $19,134 in 2001 from $17,243 in 2000. The increase of $1,891 was due to higher average cash and short-term deposits during the year compared with 2000.


Interest expense increased to $401,114 in 2001 from $319,046 in 2000. Of the interest expensed, $213,890 represented cash interest payments, $145,148 was accreted on the senior discount notes, $15,661 was amortization of debt issue costs, and the remaining $26,415 was accrued interest. The increase was due to higher average debt balances from the issuance of U.S. $500,000 Senior Notes on March 30, 2001 and higher average foreign exchange rates impacting unhedged U.S. dollar denominated interest expense.



OTHER INCOME (EXPENSES)


Other expenses were $10,797 for 2001 compared to other income of $13,739 for 2000. Other expenses for 2001 related to a $8,894 loss on the sale of certain call centers in May 2001 and foreign exchange gains and losses. Other income for 2000 related mainly to the disposition of a significant portion of the Company's ownership in Shared Technologies of Canada Inc.

NET LOSS


Net loss increased to $745,375 in 2001 from $523,207 in 2000 mainly due to the impact of minority interest loss absorption in 2000, an increase in interest expense as a result of higher long term debt, an increase in amortization expense and workforce reduction costs incurred in 2001, partially offset by an improvement in EBITDA as described above. In 2000, the Company recognized into income the gain from the disposition of a significant portion of the Company's ownership in Shared Technologies of Canada Inc. and reversed a portion of its provision for restructuring recorded in 1999.

                                          QUARTERLY FINANCIAL INFORMATION
                                                   (UNAUDITED)

                                                                             2002
QUARTERS ENDED                                         MARCH 31       JUNE 30     SEPTEMBER 30    DECEMBER 31
------------------------------------------------------------------------------------------------------------------
REVENUE
        Data                                         $    115,568  $     119,459  $    110,229  $     112,706
        Local                                              59,669         59,708        58,242         57,477
        Internet and E-Business solutions                  48,980         50,210        47,509         48,900
        Other                                               5,313          8,508         7,620          5,252
                                                     -------------------------------------------------------------
                                                     $    229,530  $     237,885  $    223,600  $     224,335
        Long Distance                                     154,300        146,972       136,261        135,262
                                                     -------------------------------------------------------------
TOTAL REVENUE                                        $    383,830  $     384,857  $    359,861  $     359,597
                                                     -------------------------------------------------------------
                                                     -------------------------------------------------------------

SERVICE COSTS                                        $    255,169  $     251,056  $    223,003  $     202,721

GROSS MARGIN                                         $    128,661  $     133,801  $    136,858  $     156,876
GROSS MARGIN %                                              33.5%          34.8%         38.0%          43.6%

SELLING, GENERAL AND ADMINISTRATIVE COSTS ("SG&A")   $     90,636  $      83,318  $     82,578  $      76,471

NET INCOME (LOSS) FROM OPERATIONS                    $    (53,001) $  (1,314,346) $      7,605  $      19,527

NET LOSS                                               $ (157,619) $  (1,353,431) $   (256,839) $     (63,769)

BASIC AND DILUTED LOSS PER COMMON SHARE              $      (1.57) $      (13.45)  $     (2.54) $       (0.60)

                                            SUPPLEMENTARY FINANCIAL INFORMATION

                                                                             2002
QUARTERS ENDED                                         MARCH 31      JUNE 30    SEPTEMBER 30    DECEMBER 31
------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM OPERATIONS                        $   (53,001)  $ (1,314,346)  $    7,605   $      19,527

ADD:
        DEPRECIATION AND AMORTIZATION                     91,026         91,074       46,675          44,367
        WRITE-DOWN OF PROPERTY, PLANT AND EQUIPMENT
        AND GOODWILL                                        -         1,203,196          -               -
        WORKFORCE REDUCTION AND PROVISION
        FOR RESTRUCTURING                                   -            70,558          -            16,511
                                                     -------------------------------------------------------------

EBITDA (*)                                           $    38,025   $     50,482   $   54,280   $      80,405
                                                     -------------------------------------------------------------
                                                     -------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

(*) EBITDA is a measure commonly used in the telecommunications industry to evaluate operating results and is generally defined as earnings before interest, income taxes, depreciation and amortization. The Company has also excluded the write-down of property, plant and equipment and goodwill, provisions from restructuring and workforce reduction, and a pension valuation allowance adjustment as these items are not expected to be re-occurring in nature as the Company is restructuring its balance sheet through a CCAA proceeding. The Company is restructuring its balance sheet through a CCAA proceeding and is expecting to emerge from the proceeding on or about April 1, 2003. EBITDA does not have a standardized meaning under GAAP and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA is not intended to replace income/(loss) from operations, net income/(loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

                                            QUARTERLY FINANCIAL INFORMATION
                                                      (UNAUDITED)

                                                                             2001
QUARTERS ENDED                                         MARCH 31        JUNE 30     SEPTEMBER 30    DECEMBER 31
------------------------------------------------------------------------------------------------------------------
REVENUE
        Data                                         $   122,714     $   115,553    $   125,024    $   121,740
        Local                                             46,266          52,168         52,207         58,566
        Internet and E-Business solutions                 37,646          40,094         46,421         47,691
        Other                                              5,758           6,911          3,846          4,328
                                                     -------------------------------------------------------------
                                                     $   212,384     $   214,726    $   227,498    $   232,325
        Long Distance                                    175,480         160,441        159,723        162,144
                                                     -------------------------------------------------------------
TOTAL REVENUE                                        $   387,864     $   375,167    $   387,221    $   394,469
                                                     -------------------------------------------------------------
                                                     -------------------------------------------------------------

SERVICE COSTS                                        $   247,191     $   245,462    $   253,157    $   259,980

GROSS MARGIN                                         $   140,673    $    129,705    $   134,064    $   134,489
GROSS MARGIN %                                             36.3%           34.6%          34.6%          34.1%

SELLING, GENERAL AND ADMINISTRATIVE COSTS ("SG&A")   $   109,114    $    104,157    $   103,764    $    68,931

NET INCOME (LOSS) FROM OPERATIONS                    $   (76,789)   $    (87,153)   $  (110,780)   $   (59,814)

NET LOSS                                             $  (167,475)   $   (174,729)   $  (232,475)   $  (170,697)

BASIC AND DILUTED LOSS PER COMMON SHARE              $     (1.73)   $      (1.78)   $     (2.35)   $     (1.74)

                                       SUPPLEMENTARY FINANCIAL INFORMATION


                                                                             2001
QUARTERS ENDED                                         MARCH 31        JUNE 30     SEPTEMBER 30    DECEMBER 31
------------------------------------------------------------------------------------------------------------------

LOSS FROM OPERATIONS                                 $   (76,789)    $   (87,153)   $   (110,780)  $  (59,814)

ADD:
        DEPRECIATION AND AMORTIZATION                    108,348         112,701         119,179      125,372
        WORKFORCE REDUCTION AND PROVISION
        FOR RESTRUCTURING                                  -                -             21,901         -
        PENSION VALUATION ALLOWANCE                        -                -               -         (31,934)
                                                     -------------------------------------------------------------

EBITDA (*)                                           $    31,559     $    25,548    $     30,300   $   33,624
                                                     -------------------------------------------------------------
                                                     -------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

(*) EBITDA is a measure commonly used in the telecommunications industry to evaluate operating results and is generally defined as earnings before interest, income taxes, depreciation and amortization. The Company has also excluded the write-down of property, plant and equipment and goodwill, provisions from restructuring and workforce reduction, and a pension valuation allowance adjustment as these items are not expected to be re-occurring in nature as the Company is restructuring its balance sheet through a CCAA proceeding. The Company is restructuring its balance sheet through a CCAA proceeding and is expecting to emerge from the proceeding on or about April 1, 2003. EBITDA does not have a standardized meaning under GAAP and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA is not intended to replace income/(loss) from operations, net income/(loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

                      Consolidated Financial Statements
                      (Expressed in Canadian dollars)

                      AT&T CANADA INC.

                      Years ended December 31, 2002, 2001 and 2000

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of AT&T Canada Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.





(Signed) KPMG
Chartered Accountants

Toronto, Canada

January 31, 2003, except as
to notes 1, 8 and 25, which are
as of February 25, 2003


COMMENTS BY THE AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders, dated January 31, 2003, except as to notes 1, 8 and 25, which are as of February 25, 2003, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

In addition, in the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change described in note 2(e) to the consolidated financial statements. Our report to the shareholders dated January 31, 2003, except as to notes 1, 8 and 25, which are as of February 25, 2003, is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.





(Signed) KPMG
Chartered Accountants

Toronto, Canada

January 31, 2003, except as
to notes 1, 8 and 25, which are
as of February 25, 2003

AT&T CANADA INC.
Consolidated Balance Sheets
(In thousands of Canadian dollars)

December 31, 2002 and 2001

----------------------------------------------------------------------------------------------------------------------------
                                                                                     2002                 2001
----------------------------------------------------------------------------------------------------------------------------
                                                                                                   (Restated -
                                                                                                    note 2(g))
ASSETS

Current assets:
     Cash and cash equivalents (note 4)                                    $      420,542       $      537,294
     Accounts receivable (note 7(b))                                              166,434               70,640
     Other current assets                                                          23,045               14,154
     -----------------------------------------------------------------------------------------------------------------------
                                                                                  610,021              622,088

Property, plant and equipment (note 5)                                            952,699            2,180,773
Goodwill (note 6)                                                                       -            1,639,065
Other intangible assets (note 6)                                                    7,565               14,531
Deferred pension asset (note 16)                                                   60,430               45,174
Deferred foreign exchange                                                               -              144,287
Other assets, net (note 7)                                                         56,985              117,707

----------------------------------------------------------------------------------------------------------------------------
                                                                           $    1,687,700       $    4,763,625
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current liabilities:
     Liabilities not subject to compromise:
         Accounts payable                                                   $      45,802        $      63,291
         Accrued liabilities                                                      234,549              267,229
         Accrued interest payable                                                       -               70,004
         Income taxes payable                                                       7,056                5,584
         Current portion of capital lease obligations (note 9)                      3,952                1,930
     Liabilities subject to compromise (note 8)                                 4,719,591                    -
     -----------------------------------------------------------------------------------------------------------------------
                                                                                5,010,950              408,038

Long-term debt (note 8)                                                                 -            4,655,077
Long-term portion of capital lease obligations (note 9)                            16,601               17,661
Other long-term liabilities                                                        47,547               45,110
Deferred foreign exchange (note 17(b))                                            106,617               29,445

Shareholders' deficiency (note 10):
     Common shares                                                              1,393,994            1,133,664
     Warrants                                                                         496                  709
     Deficit                                                                   (4,888,505)          (1,526,079)
     -----------------------------------------------------------------------------------------------------------------------
                                                                               (3,494,015)            (391,706)
----------------------------------------------------------------------------------------------------------------------------
                                                                           $    1,687,700       $    4,763,625
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Reorganization proceedings and basis of presentation (note 1)
Reconciliation to accounting principles generally accepted in the United States (note 23)
Commitments and contingencies (note 24)
Subsequent events (note 25)

See accompanying notes to consolidated financial statements.


On behalf of the Board:
_______________________________ Director  _____________________________ Director
Purdy Crawford                            James J. Meenan

AT&T CANADA INC.
Consolidated Statements of Operations and Deficit
(In thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

----------------------------------------------------------------------------------------------------------------------------
                                                                       2002              2001             2000
----------------------------------------------------------------------------------------------------------------------------
                                                                                  (Restated -
                                                                                   note 2(g))
Revenue                                                      $    1,488,145     $   1,544,721    $   1,505,378

Expenses:
     Service costs                                                  931,949         1,005,790        1,034,860
     Selling, general and administrative                            333,004           385,966          411,947
     Workforce reduction and provision for restructuring
       (note 12)                                                     87,069            21,901          (10,249)
     Write-down of property, plant and equipment
       and goodwill (notes 5 and 6)                               1,203,196                 -                -
     Depreciation and amortization                                  273,142           465,600          402,551
     -----------------------------------------------------------------------------------------------------------------------
                                                                  2,828,360         1,879,257        1,839,109
----------------------------------------------------------------------------------------------------------------------------

Loss from operations                                             (1,340,215)         (334,536)        (333,731)

Other income (expense):
     Interest income                                                  9,193            19,134           17,243
     Interest expense                                              (431,625)         (401,114)        (319,046)
     Foreign exchange loss                                          (41,126)          (10,097)               -
     Reorganization expenses (note 14)                               (7,065)                -                -
     Write-down of long-term investments and
       other assets (note 7(c))                                     (11,855)                -                -
     Other (note 13)                                                 (2,225)          (10,797)          13,739
     -----------------------------------------------------------------------------------------------------------------------
                                                                   (484,703)         (402,874)        (288,064)
----------------------------------------------------------------------------------------------------------------------------

Loss before minority interest and income taxes                   (1,824,918)         (737,410)        (621,795)

Minority interest                                                         -                 -          104,274

Income taxes (note 15)                                                6,741             7,965            5,686
----------------------------------------------------------------------------------------------------------------------------

Loss for the year                                                (1,831,659)         (745,375)        (523,207)

Deficit, beginning of year:
     As previously reported                                      (1,513,805)         (780,704)        (257,497)
     Adjustment for change in accounting policy
       for foreign exchange (note 2(g))                             (12,274)                -                -
     -----------------------------------------------------------------------------------------------------------------------
     As restated                                                 (1,526,079)         (780,704)        (257,497)

Adjustment for change in accounting policy for goodwill
   (note 2(e))                                                   (1,530,767)                -                -

----------------------------------------------------------------------------------------------------------------------------
Deficit, end of year                                         $   (4,888,505)    $  (1,526,079)   $    (780,704)
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Basic and diluted loss per common share (note 2(j))          $       (17.95)    $       (7.57)   $       (5.48)

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Weighted average number of common shares
   outstanding (in thousands)                                       102,047            98,406           95,561
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

AT&T CANADA INC.
Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

----------------------------------------------------------------------------------------------------------------------------
                                                                 2002                2001                 2000
----------------------------------------------------------------------------------------------------------------------------
                                                                              (Restated -
                                                                               note 2(g))
Cash provided by (used in):

Operating activities:
     Loss for the year                                 $   (1,831,659)       $   (745,375)        $   (523,207)
     Adjustments required to reconcile loss to
       cash flows from operating activities:
         Depreciation and amortization                        273,142             465,600              402,551
         Write-down of property, plant and
           equipment and goodwill (notes 5 and 6)           1,203,196                   -                    -
         Write-down of long-term investments
           and other assets (note 7(c))                        11,855                   -                    -
         Accretion of Senior Discount Note interest           156,855             145,148              125,916
         Amortization of debt issuance costs                   10,807              15,661               16,248
         Amortization of deferred gain on termination of
           cross-currency swaps and forward contracts
           (note 17(b))                                       (16,232)             (4,264)                   -
         Loss (gain) on sale of investments                     1,502               8,894              (13,011)
         Minority interest                                          -                   -             (104,274)
         Deferred pension charge (note 16(a))                   8,661               5,074                2,690
         Change in pension plan valuation
           allowance (note 16(a))                                   -             (31,934)               2,937
         Unrealized foreign exchange loss                      59,844              12,275                    -
         Other                                                 (1,422)              3,577                2,012
----------------------------------------------------------------------------------------------------------------------------
                                                             (123,451)           (125,344)             (88,138)
     Change in non-cash working capital (note 20)             (24,308)            183,636              (80,411)
----------------------------------------------------------------------------------------------------------------------------
     Net cash generated by (used in)
       operating activities                                  (147,759)             58,292             (168,549)

Investing activities:
     Acquisitions, net of cash or bank indebtedness
       acquired                                                     -             (43,410)            (197,867)
     Dispositions of investments, net of disposition costs      2,200               3,580               17,656
     Additions to property, plant and equipment              (143,865)           (419,173)            (560,404)
     Reductions (additions) to other assets                     1,355                 236               (1,164)
     Decrease to restricted investments                             -                   -               42,429
----------------------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                   (140,310)           (458,767)            (699,350)

Financing activities:
     Issue of share capital, net of issuance costs            259,022              48,243               35,206
     Termination of cross-currency swaps and
       forward contracts (note 17(b))                          85,504             150,664                    -
     Draw from (repayment of) credit facility, net           (170,000)           (100,000)             270,000
     Issues of long-term debt                                       -             781,959              355,912
     Debt issue and credit facility costs                      (1,304)             (6,230)              (5,234)
     Decrease in other long-term liabilities                   (1,694)             (5,054)              (5,935)
     Repayment of capital lease                                  (279)             (1,695)              (2,981)
----------------------------------------------------------------------------------------------------------------------------
     Net cash generated by financing activities               171,249             867,887              646,968

Effect of exchange rate changes on cash                            68               1,295                  187
----------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents             (116,752)            468,707             (220,744)

Cash and cash equivalents, beginning of year                  537,294              68,587              289,331

----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                  $     420,542        $    537,294         $     68,587
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Supplemental cash flow information (note 21)

See accompanying notes to consolidated financial statements.

AT&T CANADA INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

AT&T Canada Inc. (the "Company") is a holding company, which engages in the telecommunications business in Canada through its subsidiaries, the most significant of which is its 69% owned operating subsidiary, AT&T Canada Corp. The Company's activities in the telecommunications business consist primarily of the development and construction of telecommunications networks for the provision of local and data services, internet and IT services and long-distance services to businesses in Canada.


On October 8, 2002, all of the Company's Class A Voting Shares and Class B Non-Voting Shares, not already owned by AT&T Corp., were purchased by Brascan Financial Corporation and CIBC Financial Partners (the "Back-end"). As a result, the publicly traded Class B Deposit Receipts were de-listed by The Toronto Stock Exchange (the "TSX") and NASDAQ and are no longer publicly traded.


1.     REORGANIZATION PROCEEDINGS AND BASIS OF PRESENTATION:


       (a) Reorganization proceedings:


           On October 15, 2002 (the "Commencement Date"), the Company and certain of its subsidiaries, namely AT&T Canada Corp., AT&T Canada Telecom Services Company, AT&T Canada Fibre Canada Company, MetroNet Fibre US Inc., MetroNet Fibre Washington Inc. and Netcom Canada Inc. (collectively, the "AT&T Canada Companies"), voluntarily filed an application for creditor protection under the Companies' Creditors Arrangement Act ("CCAA") with the Ontario Superior Court of Justice, Toronto, Ontario, Canada (the "Court") and obtained an order from the Bankruptcy Court in the Southern District of New York (the "U.S. Court") under Section 304 of the U.S. Bankruptcy Code to recognize the CCAA proceedings in the United States. On January 22, 2003, the AT&T Canada Companies filed a Consolidated Plan of Arrangement and Reorganization (the "Plan") and related Management Information Circular with the Court. The purpose of the Plan is to restructure the balance sheet and equity of the AT&T Canada Companies, provide for the compromise, settlement and payment of liabilities of certain creditors of the AT&T Canada Companies and to simplify the operating corporate structure of the AT&T Canada Companies.
           The Plan provides for, amongst other things:


           (i) transactions that will result in a corporate structure with a new parent company ("New AT&T Canada"), which will own the existing holding company, AT&T Canada Inc. and a wholly owned operating subsidiary ("New OpCo"), which will be created as a consequence of the amalgamation of certain of the existing subsidiaries of AT&T Canada Inc.;

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

1.     REORGANIZATION PROCEEDINGS AND BASIS OF PRESENTATION (CONTINUED):


           (ii) the cancellation of all existing outstanding equity, including warrants and share purchase options of AT&T Canada Inc. and AT&T Canada Corp. for no consideration (notes 10 and 11); and


           (iii)the exchange and compromise of the senior notes of the Company (the "Senior Notes") and certain other affected claims ("Affected Creditors") for a combination of cash, which will not be less than $200 million, and 100% of the equity of New AT&T Canada upon emergence from CCAA.


           On February 20, 2003, the Plan was approved by the holders of the Senior Notes ("Noteholders"), and other affected creditors. On February 25, 2003, the Court issued an order sanctioning the Plan and the U.S. Court issued an order recognizing and enforcing the Court's sanction order.


           As a wholly owned subsidiary of AT&T Canada Inc., New OpCo will carry on the businesses formerly conducted by each of the Canadian AT&T Canada Companies. In effect, after the reorganization under the Plan, AT&T Canada Inc. will operate through one Canadian subsidiary instead of seven Canadian operating subsidiaries and AT&T Canada Inc. will become the wholly owned subsidiary of New AT&T Canada, whose principal asset consists of its ownership of all of the common shares of AT&T Canada Inc. Following the implementation of the Plan, the business and operations of AT&T Canada Inc. will not undergo any change as a result of New AT&T Canada becoming the top company in the corporate structure.


           The completion of the Plan and emergence from the CCAA proceedings ("Plan Implementation Date") is subject to a number of conditions, including that an appeal period of the Court's approval has expired with either no appeal commenced or a final determination made by the Court, and the receipt of certain exemption orders from securities regulatory authorities in Canada to provide that the shares of New AT&T Canada (the "New Shares") issued under the Plan will be freely tradeable, and the listing of the New Shares on the TSX.


           Two of the Company's wholly owned subsidiaries, Contour Telecom Inc. and Montage.DMC eBusiness Services, Inc., were excluded from the CCAA proceedings. Together, these entities generated less than 5% of consolidated revenues in 2002 and 2001 (2000 - 5%), and were an insignificant component of consolidated net loss and the Company's financial position for each of the years presented.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

1.     REORGANIZATION PROCEEDINGS AND BASIS OF PRESENTATION (CONTINUED):


       (b) Basis of presentation:


           The consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles ("GAAP"). The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is doubt about the appropriateness of the use of the going concern assumption in the preparation of the consolidated financial statements because of the circumstances of the CCAA reorganization proceedings and circumstances giving rise to this event, including the Company's long-term debt which is in default. There can be no assurances that the Plan will be implemented as contemplated and that the Company will emerge from the CCCA proceedings. Also, there can be no assurances that even if the Plan is implemented, the Company will be a going concern post-emergence.


           The consolidated financial statements do not reflect significant adjustments that would be necessary in the carrying amount of assets and liabilities, the reported revenue and expenses, and the balance sheet classifications used if the going concern basis was not appropriate. The appropriateness of the going concern basis is dependent upon, among other things, implementation of the Plan, future profitable operations and the Company's ability to generate sufficient cash from operations and from financing arrangements to meet its obligations.


           If the Plan is implemented, New AT&T Canada will be required to perform a comprehensive revaluation of its balance sheet under the provisions of The Canadian Institute of Chartered Accountants ("CICA") Handbook Section ("HB") 1625, "Comprehensive Revaluation of Assets and Liabilities" ("fresh start accounting"). Under fresh start accounting, the Company's assets and liabilities will be recorded at management's best estimate of their fair values. The reported amounts in the accompanying consolidated financial statements could materially change, because they do not give effect to adjustments to the carrying amount of assets and liabilities that may ultimately result from the adoption of fresh start accounting to reflect assets and liabilities at their fair values. In particular, it is expected that there will be significant differences (either positive or negative) between the fair value and carrying amount as a result of fresh start accounting in the following areas: capital assets, deferred pension asset and long-term liabilities.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES:


       The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada which, in the case of the Company, conform, in all material respects, with those in the United States, except as outlined in note 23.


       The consolidated financial statements include all assets and liabilities of the Company and its majority-owned subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.


       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.


       Significant estimates are used in determining, but not limited to, the recoverability of capital assets, allowance for doubtful accounts, provisions for workforce reduction and restructuring, provisions for contingent liabilities, liabilities subject to compromise, and income tax valuation allowances. Assessments of the recoverability of capital assets require estimates of useful lives, future cash flows, discount rates and terminal values. Management develops cash flow projections using assumptions that reflect the Company's planned courses of action and management's best estimate of the most probable set of economic conditions. When assessing the reasonableness of the assumptions, current information, currently prevailing economic conditions and trends are considered. Liabilities subject to compromise under the CCAA proceedings have been estimated based upon the Court-approved process to prove, administer and adjudicate claims. The claims of Noteholders have been determined in accordance with such process. Claims of other affected creditors and the amount recorded as liabilities have been estimated using the information provided by the Affected Creditors and management's assessment of the merits of the claims. Actual results may be materially different from assumptions used.


       The Company's significant accounting policies are as follows:


       (a) Cash and cash equivalents:


           Cash equivalents consist of investments in money market instruments with a maturity at the date of purchase of less than three months. Cash and cash equivalents are recorded at cost, which approximates current market value.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):


       (b) Revenue recognition:


           The Company derives its revenue primarily from data, local, internet and IT services and long-distance products and services. Products and services are sold either standalone or together as a multiple service arrangement or bundled solution. Components of multiple service arrangements are separately accounted for provided the elements have standalone value to the customer and the fair value of any undelivered elements can be reliably determined. The Company recognizes revenue once evidence of an arrangement exists, delivery has occurred, fees are fixed or determinable and collectability is probable.


           Revenue on long-distance and other usage-based products and services is recognized based upon minutes of traffic carried. Revenue on local, data, internet, IT services and other products and services is recognized as the services are provided in accordance with contract terms, including any customer acceptance provisions. Revenue from technical support and maintenance is recognized over the term of the contract during which the services are provided.


       (c) Accounts receivable securitization:


           The Company accounts for the transfer of receivables according to Accounting Guideline ("AcG") AcG-12, "Transfer of Receivables." The Company recognizes gains or losses on the transfer of receivables that qualify as sales and retains a subordinated retained interest in the accounts receivable transferred and ongoing servicing responsibilities. Losses on the sale of accounts receivable are recorded in the consolidated statements of operations and deficit at the date of sale.


           The amount of the losses depends in part on the carrying amount of the accounts receivable involved in the transfer, allocated between the accounts receivable sold and the Company's retained interest based on their relative fair value at the date of the transfer. The Company measures fair value based on the expected future cash receipts to be realized using management's best estimates of key assumptions for credit and dilution losses, collection term of the accounts receivable and the trust's contracted return.


           Any subsequent decline in the value of the retained interest other than a temporary decline, will be recorded in income.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):


       (d) Property, plant and equipment:


           Property, plant and equipment are recorded at cost. Included in telecommunications facilities and equipment are costs incurred in developing new networks or expanding existing networks, such as costs of acquiring rights-of-way and network design. Construction costs related to telecommunications facilities and equipment that are installed on rights-of-way granted by others are capitalized and depreciated over the lives of the rights-of-way. Interest is capitalized on assets under construction for more than three months at the Company's weighted average cost of debt. Telecommunications facilities and equipment are depreciated once the network is put in service.


           Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

           ---------------------------------------------------------------------

           Telecommunications facilities and equipment            3 - 20 years
           Buildings                                             13 - 40 years
           Other capital assets                                   4 - 40 years
           Equipment under capital leases                         3 - 15 years
           Application software                                    1 - 7 years
           Leasehold improvements                                Term of lease

           ---------------------------------------------------------------------


           The carrying amount of property, plant and equipment is reviewed for impairment on an ongoing basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the expected future undiscounted cash flows and carrying amount of the asset.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):


       (e) Business combinations, goodwill and other intangible assets:


           Effective January 1, 2002, the Company adopted HB 3062, "Goodwill and Other Intangible Assets," and HB 1581, "Business Combinations." The new standards mandate the purchase method of accounting for business combinations and require that goodwill and indefinite-life intangible assets no longer be amortized but tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill.


           The Company has adopted these new standards as at January 1, 2002 and discontinued amortization of all existing goodwill. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of a reporting unit with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value, based on the fair value of the assets and liabilities of the reporting unit. HB 3062 requires completion of a transitional goodwill impairment evaluation within six months of adoption.


           Under HB 3062, any transitional impairment loss is recognized as a charge to opening deficit at January 1, 2002. In 2002, the Company completed its transitional goodwill impairment test and determined that unamortized goodwill of $1,530.8 million, as at January 1, 2002, was impaired under the fair value approach. This amount was charged to opening deficit with a corresponding reduction in goodwill (note
           6).


           Intangible assets that have definite lives are amortized over their estimated useful lives. Intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the expected future undiscounted cash flows and the carrying amount of the asset.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):


           The following presents the effects on the year ended December 31, 2001 and 2000 as if the Company had retroactively adopted the change in accounting policy for non-amortization of goodwill discussed above:

           ---------------------------------------------------------------------------------------------------------------
                                                                                     2001                 2000
           ---------------------------------------------------------------------------------------------------------------
           Reported loss for the year                                       $    (745,375)       $    (523,207)
           Add back:  goodwill amortization                                       109,186               94,427

           ---------------------------------------------------------------------------------------------------------------
           Adjusted loss for the year                                       $    (636,189)       $    (428,780)
           ---------------------------------------------------------------------------------------------------------------

           Reported basic and diluted loss per share                        $       (7.57)       $       (5.48)
           Add back:  goodwill amortization                                          1.11                 0.99

           ---------------------------------------------------------------------------------------------------------------
           Adjusted basic and diluted loss per share                        $       (6.46)       $       (4.49)
           ---------------------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------------------

           Prior to the adoption of HB 3062, goodwill and other intangible assets recorded at the date of acquisition were amortized on a straight-line basis over their estimated useful lives of 5 to 25 years. Goodwill and other intangible assets were reviewed for impairment whenever events or changes in circumstances indicated that the carrying amount may not be recoverable. If the total of the expected future undiscounted cash flows was less than the carrying amount of the asset, a loss was recognized for the difference between the expected future undiscounted cash flows and the carrying amount of the asset.


       (f) Debt issuance costs:


           Debt issuance costs are amortized on a straight-line basis over the terms of the related debt financing.


       (g) Foreign currency translation and hedging relationships:


           Foreign currency-denominated monetary items are translated into Canadian dollars at the exchange rate prevailing at the balance sheet date. Foreign currency-denominated non-monetary items are translated at the historical exchange rate. Transactions included in operations are translated at the average exchange rate for the period. Translation gains or losses are reflected in the consolidated statements of operations in the period in which they occur.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):


           Effective January 1, 2002, the Company adopted amended HB 1650, "Foreign Currency Translation," which eliminates the deferral and amortization of foreign currency translation gains and losses on long-term monetary items with a fixed or ascertainable life. Exchange gains and losses on long-term monetary items are included in income.


           At December 31, 2001, the Company had approximately $12.3 million (2000 - nil) of unamortized foreign exchange losses related to long-term debt. Upon adoption, deferred foreign exchange has been reduced by this amount, with a corresponding increase in opening deficit as of January 1, 2002. HB 1650 also requires restatement of prior periods, the effect of which was to increase the reported loss and loss per share for the year ended December 31, 2001 by $12.3 million (2000 nil) and $(0.12) (2000 - nil), respectively.


           The Company hedges its exposure to foreign currency exchange rate risk on long-term debt from time to time, by designating existing foreign currency-denominated monetary assets as hedge instruments and, through the purchase of currency options, cross-currency swaps and forward exchange contracts. The Company accounts for these financial instruments as hedges and, as a result, foreign exchange gains and losses on hedge instruments are recorded in the same period as the corresponding gains and losses on the related long-term debt. Premiums paid to acquire currency options, cross-currency swaps and forward exchange contracts are deferred and amortized on a straight-line basis over the terms of the instruments. Changes in fair values of derivative instruments not designated as hedging instruments and ineffective portion of hedges, if any, are recognized in earnings in the current year.


           The Company's policy is to formally designate each derivative financial instrument as a hedge of a specifically identified debt instrument. The Company believes the derivative financial instruments are effective as hedges, both at inception and over the term of the instrument.


           Gains and losses on terminations of foreign currency derivative agreements are deferred under other current, or non-current, assets or liabilities on the balance sheet and amortized to foreign exchange gain (loss) over the remaining term of the underlying debt for which these derivative instruments were designated as cash flow hedges. In the event of early extinguishment of the related debt obligation, any realized or unrealized gain or loss from the derivative would be recognized in the consolidated statements of operations at the time of extinguishment.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):


       (h) Employee benefit plans:


           (i)  Retirement benefits:


                The Company recognizes the costs of retirement benefits and post-employment benefits over the period in which employees render services in return for the benefits. The costs of defined benefit pensions and other retirement benefits earned by employees are actuarially determined using the projected benefit method prorated on credited service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. Changes in these assumptions could impact future pension expense. For the purpose of calculating the expected return on plan assets, those assets are valued using a market-related value. Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment, except for amendments to the post-retirement medical and dental benefits programs. The average remaining life expectancy of former employees is used for the post-retirement medical and dental benefits programs as no new members are allowed to join these plans. The excess of the cumulative unrecognized net gains (loss) over 10% of the greater of the benefit obligation and the market-related value of plan assets is amortized over the average remaining service period of active employees, except for the post-retirement medical and dental benefits programs where the average remaining life expectancy of former employees is used in the determination of the amortization period.


                When the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):


           (ii) Stock-based compensation:


                Effective January 1, 2002, the Company adopted HB 3870, "Stock-based Compensation and Other Stock-based Payments," which requires that a fair value-based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, awards that call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments. HB 3870 permits the Company to continue its existing policy of treating all other employee and director stock options as capital transactions (the settlement method), but requires pro forma disclosure of net earnings and per share information as if the Company had accounted for these stock options under the fair value method (note 11).


                HB 3870 requires disclosure of the pro forma effect of awards granted after January 1, 2002. The Company has elected to include the pro forma effect of awards granted prior to January 1, 2002 in its disclosures. The fair value of stock options issued in the period is determined using the Black-Scholes option-pricing model for purposes of the pro-forma disclosures, and is allocated to compensation cost on a straight-line basis over the vesting period of the award. The adoption of the new section did not impact the consolidated financial statements.


         (iii)  Employee Share Ownership Plan:


                Compensation expense is recognized for the Company's contributions to the Employee Share Ownership Plan. The Company's contributions are made through the issuance of Class B Non-Voting Shares from treasury.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):


       (i) Income taxes:


           The Company uses the liability method of accounting for income taxes. Future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. When necessary, a valuation allowance is recorded to reduce future income tax assets to an amount where realization is more likely than not. Future income tax assets and liabilities are measured using enacted or substantively enacted tax laws and rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax laws and rates is recognized as part of the provision for income taxes in the period that includes the enactment date (or the period in which the changes in rates are substantively enacted).


       (j) Loss per common share:


           Effective January 1, 2001, the Company adopted retroactively the treasury stock method of calculating diluted earnings per share in accordance with HB 3500. The treasury stock method includes only those unexercised options and warrants where the average market price of the common shares during the period exceeds the exercise price of the options and warrants. In addition, this method assumes that the proceeds would be used to purchase common shares at the average market price during the period.


           The change in the method of calculation of loss per share did not impact basic and diluted loss per share for 2001 and 2000.


           As a result of net losses for the years ended December 31, 2002, 2001 and 2000, respectively, the effect of converting stock options and warrants has not been included in the calculation of diluted loss per common share because to do so would be anti-dilutive.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):


       (k) Recent pronouncements:


           (i) Effective January 1, 2003, the Company will adopt AcG-14, "Disclosure of Guarantees," which requires a guarantor to disclose significant information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees and in addition to the accounting and disclosure requirements of HB 3290, "Contingencies." The Guideline is generally consistent with disclosure requirements for guarantees in the United States (Financial Accounting Standard Board ("FASB") Interpretation No. 45) but, unlike the FASB's guidance, does not apply to product warranties and does not encompass recognition and measurement requirements. The Company has evaluated the impact of adoption of AcG-14 and the disclosures are included in note 23(b)(ii).


           (ii) In December 2002, the CICA issued HB 3063, "Impairment or Disposal of Long-Lived Assets" and revised HB 3475, "Disposal of Long-Lived Assets and Discontinued Operations." These sections supersede the write-down and disposal provisions of HB 3061, "Property, Plant and Equipment" and HB 3475, "Discontinued Operations." The new standards are consistent with U.S. GAAP. HB 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held-for-use. An impairment is recognized when the carrying amount of an asset to be held and used, exceeds the projected future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value. HB 3475 provides specific criteria for and requires separate classification for assets held-for-sale and for these assets to be measured at the lower of their carrying amounts or fair value, less costs to sell. HB 3475 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from operations. HB 3063 is effective for the Company's 2004 fiscal year, however, early application is permitted. Revised HB 3475 is applicable to disposal activities committed to by the Company after May 1, 2003, however, early application is permitted. The Company is currently evaluating the effect of the adoption of these standards on its financial position, results of operations and cash flows.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

3.     ACQUISITIONS AND DISPOSITIONS:


       Details of business acquisitions during 2001 and 2000 are as follows. Consideration was satisfied in cash unless otherwise noted below.

       --------------------------------------------------------------------------------------------------------
                                             2001                                2000
                                      -----------     ---------------------------------------------------------
                                          MONTAGE        Contour            Brak         Netcom            DMC
       --------------------------------------------------------------------------------------------------------
                                              (b)            (c)             (d)            (e)            (f)

       Current assets                  $   15,493     $   10,373      $    4,044     $    6,192     $    3,993
       Capital assets                       4,717          7,093             548              -            501
       Other assets                             -            694             990          5,545              -
       Goodwill                            51,029         70,032          29,554         66,892         92,309
       --------------------------------------------------------------------------------------------------------
                                           71,239         88,192          35,136         78,629         96,803

       Current liabilities                 11,869         11,337           4,708         11,157          1,308
       Long-term debt                           -          6,875             202              -              -
       --------------------------------------------------------------------------------------------------------
                                           11,869         18,212           4,910         11,157          1,308

       --------------------------------------------------------------------------------------------------------
       Purchase price                  $   59,370     $   69,980      $   30,226     $   67,472     $   95,495
       --------------------------------------------------------------------------------------------------------
       --------------------------------------------------------------------------------------------------------

       (a) On May 1, 2001, the Company disposed of certain call centres. Proceeds on disposition were $3.6 million in cash. The disposition generated a loss on sale of $8.9 million.


       (b) Acquisition of MONTAGE eIntegration Inc.:


           On June 1, 2001, the Company acquired all of the issued and outstanding shares of MONTAGE eIntegration Inc. ("MONTAGE"). MONTAGE is a Canadian E-Business solutions integrator focused on transforming traditional organizations into connected enterprises through internet technologies. Consideration of $58.4 million was paid on closing, comprised of $13.7 million in cash and $44.7 million, represented by 967,355 Class B Non-Voting Shares of the Company. In addition, acquisition costs of $1.0 million were incurred. The vendors had the potential to earn up to an additional $30.0 million contingent upon the attainment by June 30, 2002 of certain specified performance targets. As determined at June 30, 2002, no additional consideration was earned.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

3.     ACQUISITIONS AND DISPOSITIONS (CONTINUED):


       (c) Acquisition of Contour Telecom Inc. (Canada) (formerly TigerTel
           Inc.):


           On January 6, 2000, the Company acquired all of the issued and outstanding shares of Contour Telecom Inc. (Canada) (formerly TigerTel Inc. ("Contour")), a Canadian business telecommunications provider.


       (d) Acquisition of Brak Systems Inc.:


           On March 20, 2000, the Company acquired all of the issued and outstanding shares of Brak Systems Inc. ("Brak"), a Canadian internet security company.


       (e) Acquisition of Netcom Canada Holding Inc.:


           On April 10, 2000, the Company exercised its right to acquire the remaining 49% of issued and outstanding shares, not previously owned by the Company, of Netcom Canada Holding Inc. ("Netcom"), an internet service provider for U.S. $46.2 million (Cdn. $67.5 million) in cash.

       (f) Acquisition of DMC Inc.:


           On May 31, 2000, the Company acquired all of the issued and outstanding shares of DMC Inc. ("DMC"), a Canadian business specializing in the deployment of business-focused internet and E-Business strategies and solutions. Purchase consideration of $95.5 million, recorded at the date of acquisition, was funded by a combination of the issuance of 769,231 Class B Non-Voting Shares priced at market on date of acquisition and $50 million in cash.


       (g) Shared Technologies of Canada:


           On July 18, 2000, the Company reduced its ownership in Shared Technologies of Canada ("STOC") from 70% to 15%. Proceeds on disposition were $16.5 million: $13.6 million received in cash and a receivable of $2.9 million. STOC also repaid intercompany loans owing of $4.5 million. The disposition generated a gain on sale of $13.0 million before income taxes. During 2002, the Company disposed of its remaining 15% investment in STOC for net proceeds of $2.2 million (note 7(d)).

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

3.     ACQUISITIONS AND DISPOSITIONS (CONTINUED):


           Unaudited pro forma consolidated financial information:


           The following unaudited pro forma consolidated financial information reflects the acquisitions of Contour, Brak, Netcom, DMC and MONTAGE as if these transactions had occurred on January 1, 2000:

           ---------------------------------------------------------------------------------------------------------
                                                                                     2001                 2000
           ---------------------------------------------------------------------------------------------------------
                                                                              (Restated -
                                                                               note 2(g))
           Revenue                                                           $  1,568,655          $ 1,560,729

           Expenses:
                Service costs                                                   1,020,851            1,068,704
                Selling, general and administrative
                  expenses                                                        395,208              430,368

           Integration costs, provision for restructuring
              and workforce reduction                                              21,901              (10,249)

           Depreciation and amortization                                          470,309              422,780
           ---------------------------------------------------------------------------------------------------------

           Loss from operations                                                  (339,614)            (350,874)

           Other income (expense):
                Interest expense, net                                            (382,094)            (302,064)
                Foreign exchange loss                                             (10,097)                   -
                Other income (expense)                                             (6,989)              13,874
           ---------------------------------------------------------------------------------------------------------
                                                                                 (399,180)            (288,190)
           ---------------------------------------------------------------------------------------------------------

           Loss before minority interest and income taxes                        (738,794)            (639,064)

           Minority interest                                                            -              101,983

           Income taxes                                                             9,580                6,073

           ---------------------------------------------------------------------------------------------------------
           Loss for the year                                                 $   (748,374)         $  (543,154)
           ---------------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------------

           Basic and diluted loss per common share                           $     (7.60)          $    (5.68)

           ---------------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------------


           This financial information has not been adjusted to give effect to the dispositions of STOC and certain call centres on July 18, 2000 and May 1, 2001, respectively. The pro forma consolidated financial information has been provided for information purposes only and is not necessarily indicative of the results of operations that actually would have been achieved if the acquisitions had been completed on January 1, 2000, or that may be reported in the future.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

4. CASH AND CASH EQUIVALENTS:

       ---------------------------------------------------------------------------------------------------------------------
                                                                                     2002                 2001
       ---------------------------------------------------------------------------------------------------------------------
       Cash on deposit:
           Canadian dollar                                                 $       78,551         $     10,139
           U.S. dollar                                                              4,827                  214
       Short-term investments, at rates of interest varying between 1.25%
         and 3.08%:
           Canadian dollar                                                        309,436              481,434
           U.S. dollar                                                             27,728               45,507

       ---------------------------------------------------------------------------------------------------------------------
                                                                           $      420,542         $    537,294
       ---------------------------------------------------------------------------------------------------------------------
       ---------------------------------------------------------------------------------------------------------------------


5. PROPERTY, PLANT AND EQUIPMENT:

       ----------------------------------------------------------------------------------------------------------------
                                                                              Accumulated             Net book
       2002                                                      Cost        depreciation                value
       ----------------------------------------------------------------------------------------------------------------
       Telecommunications facilities
         and equipment                                $     2,015,809      $    1,326,781         $    689,028
       Land and buildings                                     147,554              96,257               51,297
       Other capital assets                                   608,561             472,890              135,671
       Equipment under capital leases                          31,018              20,751               10,267
       Application software                                   173,577             118,697               54,880
       Leasehold improvements                                  31,317              19,761               11,556

       ----------------------------------------------------------------------------------------------------------------
                                                      $     3,007,836      $    2,055,137         $    952,699
       ----------------------------------------------------------------------------------------------------------------
       ----------------------------------------------------------------------------------------------------------------

       ----------------------------------------------------------------------------------------------------------------
                                                                              Accumulated             Net book
       2001                                                      Cost        depreciation                value
       ----------------------------------------------------------------------------------------------------------------
       Telecommunications facilities
         and equipment                                $     2,060,341        $    483,964       $    1,576,377
       Land and buildings                                     169,516              41,601              127,915
       Other capital assets                                   600,911             254,104              346,807
       Equipment under capital leases                          28,542               6,430               22,112
       Application software                                   163,253              73,965               89,288
       Leasehold improvements                                  31,115              12,841               18,274

       ----------------------------------------------------------------------------------------------------------------
                                                      $     3,053,678        $    872,905       $    2,180,773
       ----------------------------------------------------------------------------------------------------------------
       ----------------------------------------------------------------------------------------------------------------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

5.     PROPERTY, PLANT AND EQUIPMENT (CONTINUED):


       As of December 31, 2002, property, plant and equipment include $5.9 million (2001 - $16.9 million) of property, plant and equipment under construction that are not in service and, accordingly, have not been depreciated. Interest capitalized to property, plant and equipment during 2002 amounted to $0.3 million (2001 - $0.9 million) and has been calculated using the Company's weighted average cost of debt of 11.5% (2001 - 11.5%) applied to the monthly amount expended in networks in progress that are not in service.


       In the second quarter of 2002, the Company assessed the carrying amounts of its long-lived assets for impairment. The assessment was performed due to regulatory decisions issued in the first half of 2002 affecting the Company's business plan, the deterioration of the economic environment and the substantial decline in market value of companies in the telecommunications services sector.


       An impairment was assessed based on a comparison of the net recoverable amount, using projected future undiscounted cash flows, to the carrying amount of the long-lived assets. The impairment charge of $1,095.0 million for certain property, plant and equipment, predominately telecommunication facilities and equipment, was measured as the deficiency between the carrying amount and the net recoverable amount, and has been recorded as a charge to earnings and an increase in accumulated depreciation.


       An additional assessment for impairment of the carrying values of the Company's long-lived assets was performed due to the brand transition and changes in ownership as contemplated in the Plan in the fourth quarter of 2002. It was determined based on this assessment that projected future undiscounted cash flows exceeded the carrying amount of the Company's property, plant and equipment, and there was no further impairment.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

6. GOODWILL AND OTHER INTANGIBLE ASSETS:


       (a) Goodwill:


           The change in the carrying amount of goodwill for the year ended December 31, 2002 is shown below:

           -----------------------------------------------------------------------------------------------------------
                                    Balance,                                                          Balance,
                                December 31,       Transitional        Impairment                 December 31,
                                        2001         impairment           in 2002       Other             2002
           -----------------------------------------------------------------------------------------------------------
           Goodwill          $     1,639,065    $   (1,530,767)   $      (108,228)   $    (70)            $  -

           -----------------------------------------------------------------------------------------------------------
           -----------------------------------------------------------------------------------------------------------


           Net goodwill as at December 31, 2001 consisted of cost of $1,913.2 million less accumulated amortization of $274.1 million.


           In the second quarter of 2002, the Company completed its transitional goodwill impairment test as a result of adopting HB 3062, and determined that unamortized goodwill of $1,530.8 million as at January 1, 2002, was impaired under the fair value approach. The one-time transitional adjustment for the impairment assessment was charged to opening deficit with a corresponding reduction in goodwill. During the second quarter of 2002, the Company also performed an assessment for impairment of the carrying amount of its remaining goodwill due to the circumstances described in note 5. It was determined that the remaining unamortized goodwill of $108.2 million was also impaired under the fair value approach.


       (b) Other intangible assets:


           The following table summarizes the Company's other intangible assets for the year ended December 31:

           --------------------------------------------------------------------------------------------------------------
                                                                              Accumulated             Net book
           2002                                                  Cost        amortization                value
           --------------------------------------------------------------------------------------------------------------
           Customer lists                                 $     4,025         $     2,547           $    1,478
           Right-of-way agreements                                702                 148                  554
           Ghz licenses                                         7,904               2,371                5,533
           Non-compete agreements                              33,633              33,633                    -

           --------------------------------------------------------------------------------------------------------------
                                                          $    46,264         $    38,699           $    7,565
           --------------------------------------------------------------------------------------------------------------
           --------------------------------------------------------------------------------------------------------------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

6.     GOODWILL AND OTHER INTANGIBLE ASSETS (CONTINUED):

           ---------------------------------------------------------------------------------------------------------------
                                                                              Accumulated             Net book
           2001                                                  Cost        amortization                value
           ---------------------------------------------------------------------------------------------------------------
           Customer lists                                 $     4,016         $       937          $     3,079
           Right-of-way agreements                                702                 111                  591
           Ghz licenses                                         7,904               1,581                6,323
           Non-compete agreements                              33,633              29,095                4,538

           ---------------------------------------------------------------------------------------------------------------
                                                          $    46,255         $    31,724          $    14,531
           ---------------------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------------------

           Aggregate amortization expense for intangible assets with definite lives for the year ended December 31, 2002 was $6.7 million. The weighted average amortization period is six years, with estimated amortization expense for the next five years, as follows:

           ---------------------------------------------------------------------

           2003                                                     $    2,440
           2004                                                            827
           2005                                                            827
           2006                                                            827
           2007                                                            827

           ---------------------------------------------------------------------


           The Company did not have any intangible assets with an indefinite life as at December 31, 2002 and 2001.


7.     OTHER ASSETS:

       -----------------------------------------------------------------------------------------------------------------
                                                                              Accumulated             Net book
       2002                                                      Cost        amortization                value
       -----------------------------------------------------------------------------------------------------------------
       Debt issuance costs (note 7(e))                  $      79,303         $    39,840          $    39,463
       Long-term investments, at cost,
         less write-downs (note 7(c))                             470                   -                  470
       Restricted cash (note 7(a))                             13,500                   -               13,500
       Other (note 7(c))                                        3,848                 296                3,552

       -----------------------------------------------------------------------------------------------------------------
                                                        $      97,121         $    40,136          $    56,985
       -----------------------------------------------------------------------------------------------------------------
       -----------------------------------------------------------------------------------------------------------------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

7.     OTHER ASSETS (CONTINUED):

       ------------------------------------------------------------------------------------------------------------------
                                                                              Accumulated             Net book
       2001                                                      Cost        amortization                value
       ------------------------------------------------------------------------------------------------------------------
       Debt issuance costs                              $      78,926         $    27,602         $     51,324
       Retained interest on accounts
         receivable securitization (note 7(b))                 49,829                   -               49,829
       Long-term investments, at cost                          10,745                   -               10,745
       Other                                                    6,652                 843                5,809

       ------------------------------------------------------------------------------------------------------------------
                                                        $     146,152         $    28,445         $    117,707
       ------------------------------------------------------------------------------------------------------------------
       ------------------------------------------------------------------------------------------------------------------


       (a) As at December 31, 2002, the Company has restricted cash comprising cash held in trust of $13.5 million, which represents further protection for the directors and officers of the Company with respect to their potential personal liability for certain statutory liabilities. The restrictions will terminate upon the earlier of (i) December 31, 2008 and (ii) three years from the date of the last claim being conclusively resolved.


       (b) In 2001, the Company sold accounts receivable under a securitization program with a special purpose trust for initial proceeds of $100 million and recorded a loss of $0.4 million, representing the cost relating to establishing the agreement at the date of the sale. Under the terms of the securitization agreement, the Company had the ability to sell certain of its accounts receivable on a revolving basis through securitization transactions at varying monthly limits. The maximum cash proceeds that could be funded under the program were $150 million. The accounts receivable pool consisted of the Company's trade accounts receivable for telecommunications products and services rendered. On February 20, 2002, the Company repurchased, for approximately $100 million, all of the outstanding accounts receivable sold under their securitization program.


           The securitization agreement included the requirement that the Company maintain an investment grade credit rating from both Moody's Investor Services Inc. and Standard & Poor's Rating Services.


       (c) In 2002, the Company determined there was an other than temporary decline in the value of its long-term investments and other assets, and recorded a write-down of $8.8 million and $3.1 million, respectively. The determination was based on recent market valuations.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

7.     OTHER ASSETS (CONTINUED):


       (d) In the second quarter of 2002, the Company sold its remaining interest in STOC for net proceeds of $2.2 million.


       (e) The Company recorded a write-off of $2.3 million of unamortized debt issuance costs related to the senior credit facility which was terminated on October 9, 2002 (see note 8(c)).


8. LIABILITIES SUBJECT TO COMPROMISE AND LONG-TERM DEBT:


       The liabilities subject to compromise as at December 31, 2002 and long-term debt as of December 31, 2001 are as follows:

       ------------------------------------------------------------------------------------------------------------------
                                                                 Liabilities
                                                                  subject to                     Long-term
                                                                  compromise                          debt
       ------------------------------------------------------------------------------------------------------------------
                                        Effective                    2002                          2001
                                    interest rate           Cdn.            U.S.           Cdn.           U.S.
       ------------------------------------------------------------------------------------------------------------------
       12% unsecured Senior Notes,
         maturing August 15, 2007                   $    356,237   $     225,810   $    395,988   $    248,600
       10.75% unsecured Senior
         Discount Notes, maturing
         November 1, 2007                  11.04%        268,193         170,001        248,227        155,800
       9.95% unsecured Senior Discount
         Notes, maturing June 15, 2008     11.24%      1,440,761         913,262      1,341,482        842,200
       10.625% unsecured Senior Notes,
         maturing November 1, 2008                       354,960         225,000        358,380        225,000
       7.65% unsecured Senior Notes,
         maturing September 15, 2006                   1,571,255         995,978      1,592,800      1,000,000
       7.15% unsecured Senior Notes,
         maturing September 23, 2004                     142,850               -        150,000              -
       7.625% unsecured Senior Notes,
         maturing March 15, 2005                         382,568         242,500        398,200        250,000
       Senior Credit Facility                                  -               -        170,000              -
       ------------------------------------------------------------------------------------------------------------------
                                                       4,516,824                      4,655,077

       Accrued interest payable                          175,778                              -
       Accrued liabilities                                 8,220                              -
       Other liabilities                                  18,769                              -

       ------------------------------------------------------------------------------------------------------------------
                                                    $  4,719,591                   $  4,655,077
       ------------------------------------------------------------------------------------------------------------------
       ------------------------------------------------------------------------------------------------------------------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

8.     LIABILITIES SUBJECT TO COMPROMISE AND LONG-TERM DEBT (CONTINUED):


       (a) Liabilities subject to compromise under CCAA proceedings:


           Under the CCAA proceedings and the Plan, all of the Company's liabilities to creditors under the Senior Notes, including accrued interest thereon, and certain other affected claims at the Commencement Date, will be compromised subject to the implementation of the Plan. Such liabilities whose treatment and satisfaction are dependent on the outcome of the CCAA proceedings have been segregated and classified as liabilities subject to compromise in the consolidated financial statements.


           The Company has followed a court-approved process to prove, administer and adjudicate claims. Notices of claims were mailed to Affected Creditors in November 2002. The last date by which claims against the Company had to be filed with the court-appointed monitor, if the claimants wished to receive any distribution under the CCAA proceedings, was December 23, 2002 ("Claims Bar Date"). If a notice disputing the claim ("Dispute of Claim") had not been received by the Claims Bar Date, the Affected Creditor was deemed to have accepted the claim for both voting and distribution purposes under the Plan. Unknown creditors were also permitted to file a proof of claim by the Claims Bar Date. Separate claims procedures for Affected Creditors other than Noteholders have been established that differentiate claims for voting purposes and distribution purposes under the Plan.


           In connection with establishing claims by Noteholders, the Company sent notices to the indenture trustees of each series of Senior Notes, stating the aggregate accrued amount owing under the relevant series up to the Commencement Date. The indenture trustees confirmed the amounts owing under each series. As such, the claims of the Noteholders have been established for voting and distribution purposes pending implementation of the Plan.


           Pursuant to the CCAA proceedings, proofs of claim and Disputes of Claims ("Claims") were filed against the Company with the monitor. The Company either accepted the Claims or issued a notice of revision or disallowance for Claims that differ in nature, classification or amount from the Company's records. Where resolution cannot be reached with the Affected Creditor, the claims procedure provides for the adjudication of any disputes by the Court or a Court approved claims officer at the option of the Company. The decision of the Court or claims officer is final and binding pending implementation of the Plan.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

8.     LIABILITIES SUBJECT TO COMPROMISE AND LONG-TERM DEBT (CONTINUED):


           The amounts in total may vary from the stated amount of Claims that have been provided to the Company and may be subject to future adjustments depending on the resolution of Claims and/or determinations by the court. Additional claim amounts may also arise.


           As of February 25, 2003, 82 claims have been received from Affected Creditors excluding Noteholders. For distribution purposes, as of the same date, 27 Claims have been disallowed in their entirety and 35 Claims, totaling $15.9 million, have been allowed by the Company. The remaining 20 Claims, totaling $106.6 million, are being disputed. In addition, the Company has received five proofs of claim from certain warrant holders which are for unliquidated amounts. These claims have been disallowed by the Company.


           Upon implementation of the Plan, claims of Affected Creditors will be compromised and distributed. The determination and ultimate amount of distribution or settlement is subject to an implemented Plan and, therefore, is not currently determinable.


           The CCAA proceedings do not allow for principal and interest payments to be made on pre-filing Senior Notes of the Company without Court approval or until the Plan has been implemented. Accordingly, the interest generated subsequent to the Commencement Date no longer accrues to Noteholders and other Affected Creditors if the Plan is implemented. However, the Company has continued to accrue for interest expense on the pre-filing Senior Notes until the Plan is implemented and has classified the amount within liabilities subject to compromise. As at December 31, 2002, interest expense on pre-filing Senior Notes accrued but not paid for the period from October 15, 2002 to December 31, 2002 was $87.1 million.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

8.     LIABILITIES SUBJECT TO COMPROMISE AND LONG-TERM DEBT (CONTINUED):


       (b) Long-term debt:


           On October 15, 2002, the Company elected not to make interest payments on the Senior Notes totaling approximately U.S. $47.8 million, due on September 15, 2002, and approximately $5.4 million, due on September 23, 2002, related to its 7.65% Senior Notes and 7.15% Senior Notes, respectively, within 30 days from the scheduled interest payment date of the 7.65% Senior Notes. Accordingly, as of October 15, 2002, the Company was in default under the 7.65% Senior Notes and due to cross default provisions in all other series of Senior Notes, the Company has defaulted on all of its outstanding long-term debt. As a result, all of the outstanding long-term debt has either been accelerated or could be accelerated under the terms of the indentures governing these Senior Notes and thus declared due and payable.


           On September 24, 2002, the Company unwound all remaining outstanding swaptions and cross-currency swaps as provided for in the agreement, resulting in the Company receiving approximately Cdn. $84.9 million principal amount of certain of its outstanding Senior Notes in satisfaction of the counterparty's settlement obligation to the Company rather than receiving cash (note 17(b)). These Senior Notes are currently being held by the Company and have been recognized as a reduction to the long-term debt outstanding.


       (c) Senior Credit Facility (the "Facility"):


           On May 24, 2002, the Facility was amended reducing the total facility from $600 million to $400 million. Subsequently, on August 15, 2002, the Facility was amended reducing the total facility from $400 million to approximately $200 million.


           On October 9, 2002, the Facility agreement was terminated and the Company repaid the approximately $200 million of outstanding draws, of which $30 million was drawn under the Facility in 2002.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

9.     CAPITAL LEASE OBLIGATIONS:


       The following is a schedule, by year, of the future minimum lease payments for capital leases, together with the balance of the obligation, as at December 31, 2002:

       -------------------------------------------------------------------------

       2003                                                        $     4,819
       2004                                                              2,176
       2005                                                              1,881
       2006                                                              1,850
       2007                                                              1,850
       2008 and thereafter                                              18,500
       -------------------------------------------------------------------------

       Total minimum lease payments                                     31,076

       Less imputed interest at rates varying from 7.5% to 11.8%        10,523
       -------------------------------------------------------------------------

       Balance of the obligations                                       20,553

       Less current portion                                              3,952

       -------------------------------------------------------------------------
                                                                   $    16,601
       -------------------------------------------------------------------------
       -------------------------------------------------------------------------


10.    SHARE CAPITAL:


       On October 8, 2002, Brascan Financial Corporation and CIBC Capital Partners completed the purchase of all of the outstanding shares of the Company that AT&T Corp. did not previously own for Cdn. $51.21 per share, in cash (the "Back-end"). Upon completion of the Back-end, 1519888 Ontario Limited, a wholly owned subsidiary of Tricap Investments Corp., itself a wholly owned subsidiary of Brascan Financial Corp., had approximately a 63% equity interest and a 50% voting interest in the Company, and 1520034 Ontario Limited, a wholly owned subsidiary of CIBC Capital Partners ("CIBC") had approximately a 6% equity interest and approximately a 27% voting interest in the Company. AT&T Corp. retained the balance of its ownership of the Company, which represents approximately a 31% equity interest and a 23% voting interest, and has a call right on CIBC's voting shares. Subsequent to the closing of the Back-end, one of the Company's warrant holders exercised warrants that resulted in the issuance of approximately 17,000 Class B Non-Voting Shares.


       Following the closing of the Back-end on October 8, 2002 the Company's Class B Deposit Receipts were de-listed by the TSX and NASDAQ.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

10.    SHARE CAPITAL (CONTINUED):


       (a) Authorized:

           Common: Unlimited number of convertible Class A Voting Shares without nominal or par value, each Class A Share has one vote, and unlimited number of Class B Non-Voting Shares without nominal or par value. Other than with respect to voting rights and conversion rights, the two classes of common shares have identical rights. Each Class A Voting Share may, under certain circumstances at the option of the holder, be converted into one Class B Non-Voting Share. Each Class B Non-Voting Share may, under certain circumstances at the option of the holder, be converted into one Class A Voting Share. The holders of Common Shares are entitled to receive dividends, as determined by the Board of Directors, subject to the rights of the holders of the Preferred Shares. The holders of Common Shares are also entitled to participate equally in the event of liquidation of the Company, subject to the rights of the holders of the Preferred Shares.


           Preferred: Unlimited number of Non-Voting Preferred Shares without nominal or par value. The Preferred Shares may be issued in one or more series. The Board of Directors of the Company may fix the number of shares in each series and designate rights, privileges, restrictions, conditions and other provisions. The Preferred Shares shall be entitled to preference over any other shares of the Company with respect to the payment of dividends and in the event of liquidation of the Company.


           Upon all the restrictions of the foreign ownership of voting shares being removed by an amendment to the Telecommunications Act, the Class B Non-Voting Shares will be converted into Class A Voting Shares on a one-for-one basis.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

10.    SHARE CAPITAL (CONTINUED):


       (b) Outstanding:


           Common shares:

           -------------------------------------------------------------------------------------------------------------
                                                                               Number of shares (000's)
                                                                       Voting        Non-Voting
                                                                      Class A           Class B          Total
           -------------------------------------------------------------------------------------------------------------

           Balances, December 31, 1999                                    310            93,561         93,871
           Issued - options (note 11)                                       -             1,959          1,959
           Issued for acquisitions (note 3(f))                              -               769            769
           Issued - warrants (note 10(c))                                   -               155            155
           Issued - ESOP (note 11)                                          -                40             40
           -------------------------------------------------------------------------------------------------------------

           Balances, December 31, 2000                                    310            96,484         96,794
           Issued - options (note 11)                                       -             2,097          2,097
           Issued for acquisitions (note 3(b))                              -               967            967
           Issued - warrants (note 10(c))                                   -               121            121
           Issued - ESOP (note 11)                                          -                27             27
           -------------------------------------------------------------------------------------------------------------

           Balances, December 31, 2001                                    310            99,696        100,006
           Issued - options (note 11)                                       -             7,133          7,133
           Issued - warrants (note 10(c))                                   -                53             53
           Issued - ESOP (note 11)                                          -                24             24

           -------------------------------------------------------------------------------------------------------------
           Balances, December 31, 2002                                    310           106,906        107,216
           -------------------------------------------------------------------------------------------------------------
           -------------------------------------------------------------------------------------------------------------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

10.    SHARE CAPITAL (CONTINUED):


           Common shares:

           ------------------------------------------------------------------------------------------------------------------
           Class                                                 Voting A        Non-Voting B            Total
           ------------------------------------------------------------------------------------------------------------------
           Balances, December 31,1999                            $    416     $       956,281   $      956,697
           Issued - options (note 11)                                   -              33,629           33,629
           Issued for acquisitions (note 3(f))                          -              45,385           45,385
           Issued - warrants (note 10(c))                               -                 620              620
           Issued - ESOP (note 11)                                      -               2,734            2,734
           ------------------------------------------------------------------------------------------------------------------

           Balances, December 31, 2000                                416           1,038,649        1,039,065
           Issued - options (note 11)                                   -              48,244           48,244
           Issued for acquisitions (note 3(b))                          -              44,666           44,666
           Issued - warrants (note 10(c))                               -                 483              483
           Issued - ESOP (note 11)                                      -               1,206            1,206
           ------------------------------------------------------------------------------------------------------------------

           Balances, December 31, 2001                                416           1,133,248        1,133,664
           Issued - options (note 11)                                   -             259,022          259,022
           Issued - warrants (note 10(c))                               -                 213              213
           Issued - ESOP (note 11)                                      -               1,095            1,095

           ------------------------------------------------------------------------------------------------------------------
           Balances, December 31, 2002                           $    416     $     1,393,578   $    1,393,994
           ------------------------------------------------------------------------------------------------------------------
           ------------------------------------------------------------------------------------------------------------------


           The Plan contemplates the cancellation of all outstanding classes of shares without compensation as of the Plan Implementation Date (note
           1).

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

10.    SHARE CAPITAL (CONTINUED):


       (c) Warrants:


           -----------------------------------------------------------------------------------------------------------------
                                                                                   Number               Amount
                                                                                  (000's)
           -----------------------------------------------------------------------------------------------------------------
           Balances, December 31,1999                                                 132           $    1,812
           Exercised for shares                                                       (45)                (620)
           -----------------------------------------------------------------------------------------------------------------

           Balances, December 31, 2000                                                 87                1,192
           Exercised for shares                                                       (35)                (483)
           -----------------------------------------------------------------------------------------------------------------

           Balances, December 31, 2001                                                 52                  709
           Exercised for shares                                                       (16)                (213)

           -----------------------------------------------------------------------------------------------------------------
           Balances, December 31, 2002                                                 36           $      496
           -----------------------------------------------------------------------------------------------------------------
           -----------------------------------------------------------------------------------------------------------------


           Warrants entitle the holder thereof to acquire 3.429 Class B Non-Voting Shares at an exercise price of U.S. $0.01, expiring August 15, 2007. The warrants were issued as part of the issue of the 12% Senior Notes described in note 8.


           The Plan contemplates the cancellation of all warrants as of the Plan Implementation Date (note 1).


11.    SHARE PURCHASE OPTIONS:


       The Board of Directors established two stock option plans under which options to purchase Class B Non-Voting Shares are granted to directors, officers and employees of the Company. Pursuant to the stock option plans, 17.5 million Class B Non-Voting Shares have been reserved for options. These options were granted at exercise prices estimated to be at least equal to the fair value of Class B Non-Voting Shares, vest over a three-year period and generally expire five years from the date of grant.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

11.    SHARE PURCHASE OPTIONS (CONTINUED):


       In accordance with the Company's stock option plans, all unvested outstanding stock options became vested and exercisable on September 28, 2002 as a result of the Back-end. The Company received $225.4 million in proceeds on October 8, 2002 when 5.8 million of employee options were exercised. Subsequent to the Back-end, no more options were issued under these plans.


       -----------------------------------------------------------------------------------------------------------------
                                                         Number of            Exercise                Weighted
                                                          options               prices                 average
                                                         (000' s)            per share          exercise price
       -----------------------------------------------------------------------------------------------------------------
       Outstanding, December 31, 1999                       10,019    $    2.25 - $   58.25         $    28.17
       Granted                                               3,760        42.70 -     90.00              56.28
       Cancelled                                            (1,342)        2.25 -     90.00              47.97
       Exercised                                            (1,959)        0.50 -     45.10              17.19
       -----------------------------------------------------------------------------------------------------------------

       Outstanding, December 31, 2000                       10,478         2.25 -     90.00              37.80
       Granted                                                 996        44.20 -     47.96              45.67
       Cancelled                                              (587)       14.00 -     90.00              49.42
       Exercised                                            (2,097)        2.25 -     45.10              22.79
       -----------------------------------------------------------------------------------------------------------------

       Outstanding, December 31, 2001                        8,790         2.25 -     90.00              41.39
       Granted                                                 846        37.99 -     48.05              43.38
       Cancelled                                              (810)       14.00 -     90.00              53.29
       Exercised                                            (7,133)        2.25 -     51.00              36.28
       -----------------------------------------------------------------------------------------------------------------

       Outstanding, December 31, 2002                        1,693        17.25 -     90.00              58.10
       -----------------------------------------------------------------------------------------------------------------
       -----------------------------------------------------------------------------------------------------------------


       At December 31, 2002, 1.7 million options (2001 - 4.9 million; 2000 - 4.2 million) were exercisable at a weighted average exercise price of $58.10 per share (2001 - $35.80; 2000 - $22.83).

       The Plan contemplates the termination of all unexercised options under these plans as of the Plan Implementation Date, without compensation (note 1).

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

11.    SHARE PURCHASE OPTIONS (CONTINUED):


       The following table summarizes information concerning options outstanding and exercisable at December 31, 2002:

       -------------------------------------------------------------------------------------------------------------------
                                                                        Options outstanding and exercisable
       -------------------------------------------------------------------------------------------------------------------
                                                                                       Weighted
                                                                                        average       Weighted
       Range of                                                                       remaining        average
       exercise                                                       Number        contractual       exercise
       prices                                                    outstanding               life          price
                                                                        (000's)         (years)
       -------------------------------------------------------------------------------------------------------------------
       $17.00 - $45.00                                                     9               1.8      $    37.40
       $45.01 - $54.00                                                   717               2.2           53.28
       $54.01 - $63.00                                                   495               2.4           56.27
       $63.01 - $72.00                                                   408               2.2           65.50
       $72.01 - $81.00                                                    21               2.2           74.73
       $81.01 - $90.00                                                    43               2.2           85.49

       -------------------------------------------------------------------------------------------------------------------
                                                                       1,693               2.2           58.10
       -------------------------------------------------------------------------------------------------------------------
       -------------------------------------------------------------------------------------------------------------------

       As permitted by HB 3870, the Company did not adopt the fair value method of accounting for its employee stock option awards. The standard requires the disclosure of pro forma loss for the year and loss per share as if the Company had accounted for employee stock options under the fair value method. Had the Company adopted the fair value method for employee stock options using the fair value method described in note 2(h), loss for the year and loss per share would have increased for the year ended December 31, 2002 as indicated below:


       -------------------------------------------------------------------------------------------------------------------

       Loss attributable to common shareholders - as reported                                  $    (1,831,659)
       Stock-based compensation expense                                                                (24,677)

       -------------------------------------------------------------------------------------------------------------------
       Loss attributable to common shareholders - pro forma                                    $    (1,856,336)
       -------------------------------------------------------------------------------------------------------------------
       -------------------------------------------------------------------------------------------------------------------

       Basic and diluted loss per common share - as reported                                   $       (17.95)
       Basic and diluted loss per common share - pro forma                                             (18.19)

       -------------------------------------------------------------------------------------------------------------------
       -------------------------------------------------------------------------------------------------------------------

       Weighted average number of shares
         outstanding (in thousands)                                                                    102,047

       -------------------------------------------------------------------------------------------------------------------
       -------------------------------------------------------------------------------------------------------------------

       The pro forma stock-based compensation expense recorded during the year related to grants issued subsequent to January 1, 2002 totalled $1.5 million or ($0.02) per share.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

11.    SHARE PURCHASE OPTIONS (CONTINUED):


       For purposes of the above pro forma disclosures, options granted were valued using the Black-Scholes option pricing model with the following weighted average assumptions:

       ------------------------------------------------------------------------------------------------------------------
                                                                 2002                2001                 2000
       ------------------------------------------------------------------------------------------------------------------
       Risk-free interest rate (%)                               4.8%                5.1%                 6.2%
       Expected volatility (%)                                  31.3%               35.7%                 5.4%
       Expected life (in years)                                  1.23                   5                    5
       Expected dividends                                           -                   -                    -

       ------------------------------------------------------------------------------------------------------------------
       ------------------------------------------------------------------------------------------------------------------

       The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option pricing models also require estimates, which are highly subjective, including expected volatility of the underlying stock. The Company bases estimates of volatility on historical stock prices. Changes in assumptions can materially affect estimates of fair values.


       Options granted during the year had a weighted average fair value of $7.21 (2001 - $18.33; 2000 - $15.16).


       Employee Share Ownership Plan ("ESOP"):


       The ESOP offered all full-time permanent employees the opportunity to purchase securities of the Company. Employees were able to contribute between 1% and 5% of their salary to buy units in a single stock mutual fund, the Company's Stock Fund, which in turn held only Class B Non-Voting Shares. The Company contributed the equivalent of 25% of participant contributions per quarter. The Company's contributions were made through the issuance of Class B Non-Voting Shares from treasury. 200,000 Class B Non-Voting Shares have been authorized for issuance for this purpose. In 2002, the Company issued 23,396 shares (2001 - 26,592; 2000 - 40,253) under the plan and recorded compensation expense of $1.1 million (2001 - $1.2 million; 2000 - $2.7 million). Effective August 31, 2002, the plan was terminated.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

12. WORKFORCE REDUCTION AND PROVISION FOR RESTRUCTURING:


       (a) 2002:

           ------------------------------------------------------------------------------------------------------------------
                                                                                                    Provision,
                                                       Net           Cash                         December 31,
                                                 provision       drawdown   Reclassifications             2002
           ------------------------------------------------------------------------------------------------------------------
           Provision for restructuring:
                2002 Workforce reduction
                  costs                        $    52,925    $   (30,400)        $         -      $    22,525
                2002 Facilities consolidation       34,144         (3,167)            (18,185)          12,792

           ------------------------------------------------------------------------------------------------------------------
                                               $    87,069    $   (33,567)        $   (18,185)     $    35,317
           ------------------------------------------------------------------------------------------------------------------
           ------------------------------------------------------------------------------------------------------------------

           In 2002, the Company implemented a cost reduction initiative to bring the Company's cost structure in line with its current and projected revenue base, and to allocate resources to further enhance services provided to its established customer base. As a result, the Company recorded a provision of $87.0 million related to these activities.


           The charge of $87.0 million is comprised of $52.9 million for employee severance and $34.1 million related to facilities consolidation. Employee severance costs are the result of a reduction in workforce of approximately 1,250 personnel, achieved through terminations, attrition and non-renewal of contract personnel. These personnel were from various areas across the Company, including network services, customer service, marketing, sales and administration. As at December 31, 2002, 1,217 workforce reductions had been completed and $30.4 million of the employee severance costs have been paid. The remaining liability balance of $22.5 million at December 31, 2002 represents salary continuance payments in accordance with employee severance agreements and/or statutory minimum severance requirements.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

12. WORKFORCE REDUCTION AND PROVISION FOR RESTRUCTURING (CONTINUED):


           The provision for facilities consolidation of $34.1 million comprised an initial provision of $34.4 million which was reduced by $0.3 million as certain facilities were subleased earlier than planned. The provision for facilities consolidation represents management's best estimate of the deficiency of expected sublease recoveries over costs associated with certain leased premises being exited as a result of the restructuring plan. These facility leases will expire between 2002 and 2012. The provision will be drawn down over the remaining term of the leases. As at December 31, 2002, the provision was drawn down by $3.2 million. Pursuant to the CCAA proceedings described in note 1, the liabilities related to certain unused leased premises will be compromised and $18.2 million of the provision for facility consolidation costs has been reclassified to liabilities subject to compromise (note 8(a)). Of the remaining provision, $5.0 million has been included in other long-term liabilities.


       (b) 2001:


           During 2001, management approved and carried out a workforce reduction plan and recorded a provision of $21.9 million for severance and benefits related to the termination of approximately 650 personnel, achieved through terminations, attrition and non-renewal of contract personnel. The personnel terminated were from various areas across the Company, including marketing, network services, customer service, internet and IT services and administration. The Company had substantially completed the terminations as at December 31, 2001. During 2002, the remaining provision of $6.3 million was drawn down.


       (c) 2000:


           In 2000, the Company adjusted charges recorded in 1999 as a result of negotiation of lower expenditures than originally anticipated and the impact of changes in the real estate market that made it uneconomical to exit certain properties and recorded a reversal of previously recorded charges of $10.2 million. In 2001, the remaining balance of the 1999 charge was drawn down through payments related to lease contract penalties and settlement of lawsuits. The related activities have been completed.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

13.    OTHER INCOME (EXPENSE):

       ---------------------------------------------------------------------------------------------------------------------
                                                                 2002                2001                 2000
       ---------------------------------------------------------------------------------------------------------------------
       Gain (loss) on disposition of STOC
         (note 7(d))                                      $    (1,502)       $          -          $    13,011
       Loss on disposition of certain call
         centres  (note 3(a))                                       -              (8,894)                   -
       Other                                                     (723)             (1,903)                 728

       ---------------------------------------------------------------------------------------------------------------------
                                                          $    (2,225)       $    (10,797)         $    13,739
       ---------------------------------------------------------------------------------------------------------------------
       ---------------------------------------------------------------------------------------------------------------------


14.    REORGANIZATION EXPENSES:


       The Company incurred the following pretax charges for expenses associated with its reorganization under the Plan, as described in note 1:

       ---------------------------------------------------------------------------------------------------------------------
                                                                                                          2002
       ---------------------------------------------------------------------------------------------------------------------
       Professional fees and other costs                                                            $    7,440
       Interest earned on cash accumulated
         during CCAA proceedings                                                                          (375)

       ---------------------------------------------------------------------------------------------------------------------
                                                                                                    $    7,065
       ---------------------------------------------------------------------------------------------------------------------
       ---------------------------------------------------------------------------------------------------------------------


       Professional fees and other costs include legal, financial advisory, accounting and consulting fees incurred subsequent to the filing of the application for creditor protection under the CCAA.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

15.    INCOME TAXES:


       The Company uses the liability method of accounting for income taxes. The tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are as follows:

       --------------------------------------------------------------------------------------------------------------------
                                                                                     2002                 2001
       --------------------------------------------------------------------------------------------------------------------
       Future tax assets:
           Future income tax deductions                                     $      93,172        $      56,244
           Operating loss carryforwards                                           755,624              794,172
           Deferred foreign exchange                                               65,569               28,774
           Accounting depreciation booked in excess
              of amount claimed for tax                                           409,945                    -
       --------------------------------------------------------------------------------------------------------------------
           Total future tax assets                                              1,324,310              879,190

       Future tax liabilities:
           Deferred pension asset                                                 (21,997)             (14,748)
           Debt and share issue costs                                              (9,847)              (6,717)
           Tax depreciation claimed in excess of
              depreciation booked                                                       -             (119,926)
       --------------------------------------------------------------------------------------------------------------------
           Total future tax liabilities                                           (31,844)            (141,391)
       --------------------------------------------------------------------------------------------------------------------
                                                                                1,292,466              737,799

       Valuation allowance                                                     (1,292,466)            (737,799)

       --------------------------------------------------------------------------------------------------------------------
       Net future income tax assets                                         $           -        $           -
       --------------------------------------------------------------------------------------------------------------------
       --------------------------------------------------------------------------------------------------------------------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

15.    INCOME TAXES (CONTINUED):


       The reconciliation of the tax provision for income taxes, which consists only of current taxes, to amounts computed by applying federal and provincial tax rates to loss before minority interest and provision for income taxes is as follows:

       ---------------------------------------------------------------------------------------------------------------
                                                      2002                  2001                   2000
       ---------------------------------------------------------------------------------------------------------------
       Computed at combined statutory rate  $ (702,593)   38.5 %  $  (308,238)  41.8 %  $  (270,481)    43.5 %
       Tax effect of:
           Expenses not deductible for
              income tax purposes               15,293    (0.8)%        4,210   (0.5)%        1,639     (0.3)%
           Write-off and amortization
              of non-deductible goodwill        41,697    (2.3)%       46,117   (6.3)%       41,419     (6.6)%
           Income not taxable for
              income tax purposes               (3,128)    0.2%          (891)   0.1 %       (1,867)     0.3 %
           Large Corporations Tax                6,741    (0.4)%        7,965   (1.1)%        5,686     (0.9)%
           Reduction in tax assets as a
              result of loss expiry              5,253    (0.3)%      149,809  (20.3)%      153,670    (24.7)%
           Effect of reduction in tax rates     90,073    (5.0)%      149,317  (20.2)%      149,917    (24.1)%
           Change in valuation allowance       554,667   (30.4)%     (51,180)    6.9%      (126,568)    20.3 %
           Other                                (1,262)    0.1%        10,856   (1.5)%       52,271     (8.4)%

       ---------------------------------------------------------------------------------------------------------------
                                            $    6,741    (0.4)%  $     7,965   (1.1)%  $     5,686     (0.9)%
       ---------------------------------------------------------------------------------------------------------------
       ---------------------------------------------------------------------------------------------------------------


       At December 31, 2002, the Company has non-capital losses of approximately $2.252 billion, available to reduce future years' taxable income, including any gain on the settlement of liabilities subject to compromise, which expire as follows:

       -------------------------------------------------------------------------

       2003                                                      $      190,900
       2004                                                             172,100
       2005                                                             308,300
       2006                                                             169,300
       2007                                                             586,700
       2008                                                             519,400
       2009                                                             255,900
       2010                                                              49,900

       -------------------------------------------------------------------------
                                                                 $    2,252,500
       -------------------------------------------------------------------------
       -------------------------------------------------------------------------


       Certain amendments to tax filings may be made to avoid the expiry of losses that would otherwise expire in 2003.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

16.    EMPLOYEE BENEFITS:


       The Company provides a number of retirement benefits, including defined benefit plans, providing pension, other retirement and post-employment benefits to most of its employees.


       (a) The total expense (income) for the Company's defined benefit plans is as follows:

           ---------------------------------------------------------------------------------------------------------------
                                                                 2002                2001                 2000
           ---------------------------------------------------------------------------------------------------------------
           Plans providing pension benefits               $     8,661        $    (26,860)          $    5,627
           Plans providing other benefits                         952                 505                  474

           ---------------------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------------------

           The average remaining service periods of the active employees covered by the pension plans range from 11 to 13 years (2001 - 10 to 14 years; 2000 - 10 to 12 years).


           The average remaining service period of the active employees covered by the post-retirement life insurance program is 13 years (2001 - 13 years; 2000 - 13 years).

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

16.    EMPLOYEE BENEFITS (CONTINUED):


           The average remaining life expectancy of the former employees covered by the post-retirement medical and dental insurance programs is 15 years (2001 - n/a; 2000 - n/a).


           Information about the Company's defined benefit and other retirement benefit plans as at December 31, 2002, 2001 and 2000, in aggregate, is as follows:

           ---------------------------------------------------------------------------------------------------------
                                                 2002                       2001                    2000
           ---------------------------------------------------------------------------------------------------------
                                         Pension       Other       Pension       Other      Pension      Other
                                         benefit     benefit       benefit     benefit      benefit    benefit
                                           plans       plans         plans       plans        plans      plans
           ---------------------------------------------------------------------------------------------------------
           Accrued benefit
              obligation:
                Balance, beginning
                  of year            $   535,475   $   6,152   $   477,665   $   5,390  $   443,824  $   5,965
                Interest cost             34,260         728        34,158         379       33,218        353
                Actuarial loss (gain)        134        (335)       46,514         374       32,146     (1,012)
                Current service cost       7,069         173         7,543         227        6,769        213
                Employees'
                  contributions            2,826           -         2,867           -        2,397          -
                Plan amendments                -       5,638         4,711           -        1,031          -
                Benefits paid            (48,521)       (416)      (38,349)       (192)     (37,320)      (129)
                Settlements                    -           -             -           -       (4,400)         -
                Curtailment loss
                  (gain)                     120        (263)          366         (26)           -          -

           ---------------------------------------------------------------------------------------------------------
           Balance, end of year      $   531,363   $  11,677   $   535,475   $   6,152  $   477,665  $   5,390
           ---------------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------------

           Plan assets:
                Fair value,
                  beginning
                  of year            $   488,727   $       -   $   541,237   $       -  $   528,069  $       -
                Actual return
                  on plan assets         (43,975)          -       (24,716)          -       44,953          -
                Employer
                  contributions           18,824         416         7,688         192        7,538        129
                Accrued employer
                  contributions            5,093           -             -           -            -          -
                Employees'
                  contributions            2,826           -         2,867           -        2,397          -
                Benefits paid            (48,521)       (416)      (38,349)       (192)     (37,320)      (129)
                Settlements                    -           -             -           -       (4,400)         -

           ---------------------------------------------------------------------------------------------------------
           Fair value, end of year   $   422,974   $       -   $   488,727   $       -  $   541,237  $       -
           ---------------------------------------------------------------------------------------------------------
           ---------------------------------------------------------------------------------------------------------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

16.    EMPLOYEE BENEFITS (CONTINUED):

       -----------------------------------------------------------------------------------------------------------------
                                                 2002                       2001                    2000
       -----------------------------------------------------------------------------------------------------------------
                                         Pension       Other       Pension       Other      Pension      Other
                                         benefit     benefit       benefit     benefit      benefit    benefit
                                           plans       plans         plans       plans        plans      plans
       -----------------------------------------------------------------------------------------------------------------
           Funded status -
              plan surplus (deficit)    $  (108,389) $   (11,677)  $   (46,748) $   (6,152)  $  63,572  $     (5,390)
           Unrecognized
              actuarial loss (gain)         165,491       (1,334)       87,110      (1,061)    (21,940)       (1,510)
           Unrecognized prior
              service costs                   3,328        5,262         4,812           -         928           -
       -----------------------------------------------------------------------------------------------------------------

           Accrued benefit
              asset (liability)              60,430       (7,749)       45,174      (7,213)     42,560        (6,900)

           Valuation allowance
              (note 16(b))                     -            -              -           -       (31,934)          -

       -----------------------------------------------------------------------------------------------------------------
           Accrued benefit asset
              (liability), net of
              valuation allowance      $     60,430  $   (7,749)  $    45,174   $   (7,213)  $   10,626  $    (6,900)
       -----------------------------------------------------------------------------------------------------------------
       -----------------------------------------------------------------------------------------------------------------

           The accrued benefit liability for other benefit plans is included in other long-term liabilities.


           The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligations are as follows (weighted average assumptions as of December 31, 2002, 2001 and 2000):

           -----------------------------------------------------------------------------------------------------------------
                                                 2002                       2001                    2000
           -----------------------------------------------------------------------------------------------------------------
                                         Pension       Other       Pension       Other      Pension      Other
                                         benefit     benefit       benefit     benefit      benefit    benefit
                                           plans       plans         plans       plans        plans      plans
           -----------------------------------------------------------------------------------------------------------------
           Discount rate                    6.5%        6.5%          6.5%        6.5%         7.0%       7.0%
           Expected long-term rate
              of return on plan assets     7.75%           -          8.0%           -         8.0%          -
           Rate of compensation
              increase                      3.5%           -          3.5%           -         3.5%          -

           -----------------------------------------------------------------------------------------------------------------
           -----------------------------------------------------------------------------------------------------------------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

16.    EMPLOYEE BENEFITS (CONTINUED):


           The Company's net benefit plan expense for the year ended December 31, 2002, 2001 and 2000 is as follows:

           -----------------------------------------------------------------------------------------------------------------
                                                 2002                       2001                    2000
           -----------------------------------------------------------------------------------------------------------------
                                         Pension       Other       Pension       Other      Pension      Other
                                         benefit     benefit       benefit     benefit      benefit    benefit
                                           plans       plans         plans       plans        plans      plans
           -----------------------------------------------------------------------------------------------------------------
           Current service cost        $   7,069    $    173    $     7,543   $    227   $    6,769    $   213
           Interest cost                  34,260         728         34,158        379       33,218        353
           Expected return on
              plan assets                (38,335)          -        (38,711)         -      (37,397)         -
           Prior service costs
              amortization                   475         376            574          -          103          -
           Valuation allowance
              (reversed) provided
              against accrued
              benefit asset (note 16(b))       -           -        (31,934)         -        2,937          -
           Actuarial loss (gain)
              recognized                   2,363         (62)           (24)       (75)          (3)       (92)
           Curtailment loss                2,829        (263)         1,534        (26)           -          -

           -----------------------------------------------------------------------------------------------------------------
           Net benefit plan expense
              (income)                 $   8,661    $    952    $   (26,860)  $    505   $    5,627    $   474
           -----------------------------------------------------------------------------------------------------------------
           -----------------------------------------------------------------------------------------------------------------


       (b) Change in valuation allowance:


           An accrued benefit asset arises when the accumulated cash contributions to a pension plan exceed the accumulated pension expense. The accrued benefit asset on an employer's books is comprised of two components:


           (i) plan surplus (i.e., the excess of the fair value of the plan assets over the accrued benefit obligation of the plan); and


           (ii) net unrecognized (gains) losses (i.e., the sum of the unamortized past service costs, actuarial (gains) and losses and any transitional (asset) or transitional obligation).

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

16.    EMPLOYEE BENEFITS (CONTINUED):


           The expected future benefit from a surplus is generally the present value of employer contribution holidays expected in future years. However, if there is a net unrecognized loss, the accrued benefit asset will be expected to decrease over time due to the amortization of the net unrecognized loss. As a result, the accrued benefit asset on an employer's books cannot exceed the sum of the expected employer future benefit and any net unrecognized losses. When the accrued benefit asset first exceeds the limit, a valuation allowance is established in order to keep the accrued benefit asset on an employer's books at the limit. In future accounting periods, any change in the valuation allowance is recorded through the consolidated statements of operations.


           At December 31, 2000, the accrued benefit asset relating to the Company's defined benefit pension plans was affected by the limit and contained a cumulative valuation allowance of $31.9 million. The impact of negative returns on plan assets in the Company's defined benefit pension plans was an elimination of the pension surplus and generation of unamortized losses at December 31, 2001. Under generally accepted accounting principles, the limit on the accrued benefit asset is required to be increased by the amount of the losses that will be charged as an expense in future years, resulting in a reduction in the valuation allowance and a credit to the pension expense amount of the Company. The impact of the above is that the valuation allowance of $31.9 million was no longer required and was recognized in income in 2001.


           At December 31, 2002, the Company had unfunded solvency deficits under its defined benefit pension plans of approximately $135 million. The Company is required to fund this deficit over a five-year period.


17.    FINANCIAL INSTRUMENTS:


       (a) Fair values of financial assets and liabilities:

            The fair values of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and accrued interest payable approximate their carrying values due to the short-term nature of these instruments. The settlement amount of liabilities subject to compromise is not determinable and will be subject to the Plan approved by the Court (note 8).

            The fair value of the Senior Notes, including the attached warrants, at December 31, 2002, was approximately $743.0 million (2001 - $3,022.1 million), based on current trading values.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

17.    FINANCIAL INSTRUMENTS (CONTINUED):

            Certain foreign currency financial instruments were unwound in the second quarter of 2002 and the remaining foreign currency financial instruments were unwound on September 24, 2002.


       (b) Foreign currency risk:

            The Company is exposed to foreign currency fluctuations on its U.S. dollar-denominated debt, cash and cash equivalents.


           As described below, in May and September 2002, the Company monetized all remaining outstanding swaptions, cross-currency swaps and forward contracts. The deferred gains are being recognized in income over the remaining original contractual term to maturity of the underlying debt for which these derivatives were designated as cash flow hedges.


           On September 24, 2002, the Company received approximately Cdn. $84.9 million in face value of its outstanding Senior Notes in satisfaction of the counterparty's settlement obligation to the Company. The Senior Notes are currently being held by the Company and have been recognized as a reduction to the long-term debt outstanding (note 8(b)).


           In 2001, the Company monetized certain foreign currency options, cross-currency swaps and a forward contract. The net deferred gain is being recognized in earnings over the remaining original contractual term to maturity of the underlying debt for which the derivatives were designated as cash flow hedges.


           The above transactions are summarized as follows:

           -----------------------------------------------------------------------------------------------------------------
                                                                            Deferred      Amount      Deferred
                                Notional                         Loss     gain (loss) recognized   gain (loss)
                                   value    Proceeds on        (gain)   December 31,      during  December 31,
                           (U.S.dollars)   monetization     on unwind           2001        2002          2002
           2001:
               May           $ 1,208,401     $  123,964    $  (33,708)   $    29,529  $   (6,687)   $   22,842
               November          207,040         26,700            84            (84)          8           (76)
           -----------------------------------------------------------------------------------------------------------------
                             $ 1,415,441     $  150,664    $  (33,624)   $    29,445      (6,679)       22,766
                             ===========     ==========    ===========

           2002:
               May           $ 1,784,500     $   85,504    $  (46,899)             -      (5,751)       41,148
               September         994,581         84,866       (76,340)             -      (3,802)       72,538
           -----------------------------------------------------------------------------------------------------------------
                             $ 2,779,081     $  170,370    $ (123,239)        29,445  $  (16,232)      136,452
                             ===========     ==========    ==========                 ==========

           Less current portion of deferred foreign exchange gains              -                       29,835

           -----------------------------------------------------------------------------------------------------------------
           Deferred foreign exchange gain                                 $   29,445                  $106,617
           -----------------------------------------------------------------------------------------------------------------
           -----------------------------------------------------------------------------------------------------------------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

17.    FINANCIAL INSTRUMENTS (CONTINUED):


           As at December 31, 2001, the Company held the following financial instruments to hedge the following financings:

           -----------------------------------------------------------------------------------------------------------------
                                          Foreign                          Foreign       Canadian
                                         currency                         exchange     equivalent
                        Financial      obligation                            rates  interest rate         Fair
           Debt       instruments        notional       Maturity          weighted       weighted       market
           instrument        type           value           date           average        average        value
           -----------------------------------------------------------------------------------------------------------------
                                    (In millions)                                                (In millions)
           10.75%          Cross-
              Notes      currency                    November 1,      Cdn. $1.5702
                            swaps     U.S. $170.0          2007      to U.S. $1.00         11.24%       $ (2.8)

           9.95%           Cross-
              Notes      currency                       June 15,      Cdn. $1.5276
                            swaps     U.S. $970.0           2008     to U.S. $1.00          9.73%       $ 71.5

           7.65%           Cross-
              Notes      currency                  September 15,      Cdn. $1.4977
                            swaps     U.S. $500.0           2006     to U.S. $1.00          7.72%       $ 47.4

           7.625%          Cross-
              Notes      currency                      March 15,      Cdn. $1.5489
                            swaps     U.S. $250.0           2005     to U.S. $1.00          7.87%       $  5.7

           12%            Forward
              Notes      exchange                   February 28,      Cdn. $1.5532
                         contract     U.S. $250.0           2002     to U.S. $1.00            n/a       $ 10.1

           10.625%        Forward
              Notes      exchange                   February 28,      Cdn. $1.5532
                         contract     U.S. $225.0           2002     to U.S. $1.00            n/a       $  9.0

           -----------------------------------------------------------------------------------------------------------------
                                                                                                        $140.9
           -----------------------------------------------------------------------------------------------------------------
           -----------------------------------------------------------------------------------------------------------------


           In addition to the financial instruments above, the Company held foreign currency options with a fair value of ($2.1) million, comprising assets of $28.1 million offset by liabilities of $30.2 million.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

17.    FINANCIAL INSTRUMENTS (CONTINUED):


       (c) Interest rate risk:


           The following table summarizes the Company's exposure to interest rate risk.

           ----------------------------------------------------------------------------------------------------------------
                                                            Fixed interest rate maturing within
           ----------------------------------------------------------------------------------------------------------------
                                             Floating                                      After  Non-interest
           2002                                  rate       1 year     1 - 5 years       5 years       bearing
           ----------------------------------------------------------------------------------------------------------------

           FINANCIAL ASSETS:

           Cash and cash equivalents      $   420,542   $        -      $        -  $          -   $         -
           Accounts receivable                      -            -               -             -       166,434

           FINANCIAL LIABILITIES:

           Current liabilities                      -        3,952               -             -       287,407
           Capital leases                           -            -          16,601             -
           Liabilities subject to
              compromise                            -            -       2,721,103     1,795,721       202,767

           ----------------------------------------------------------------------------------------------------------------
           ----------------------------------------------------------------------------------------------------------------


           ----------------------------------------------------------------------------------------------------------------
                                                            Fixed interest rate maturing within
           ----------------------------------------------------------------------------------------------------------------
                                             Floating                                      After  Non-interest
           2001                                  rate       1 year     1 - 5 years       5 years       bearing
           ----------------------------------------------------------------------------------------------------------------
           FINANCIAL ASSETS:

           Cash and cash equivalents      $   537,294   $        -     $         -  $          -   $         -
           Accounts receivable                      -            -               -             -        70,640

           FINANCIAL LIABILITIES:

           Current liabilities                      -            -               -             -       406,108
           Capital leases                           -        1,930          17,661             -             -
           Long-term debt                     170,000            -       2,127,672     2,357,404             -

           ----------------------------------------------------------------------------------------------------------------
           ----------------------------------------------------------------------------------------------------------------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

17.    FINANCIAL INSTRUMENTS (CONTINUED):


       (d) Credit risk:


           The Company's financial instruments that are exposed to credit risk are cash and cash equivalents, accounts receivable and financial instruments used for hedging purposes. Cash and cash equivalents, which consist of investments in highly liquid, highly secure money market instruments, are on deposit at major financial institutions. Credit risk with respect to accounts receivable is limited due to the large number of customers to which the Company provides services.


18.    SEGMENTED INFORMATION:


       The Company currently operates in one operating segment, the telecommunications industry in Canada. The Company offers a number of products, delivered through its integrated fibre optics networks, sold by a national sales force, agents and telemarketers and provisioned by one operations group. The Company makes decisions and evaluates financial performance primarily based on product revenue.


       Revenue by product is as follows:

       ----------------------------------------------------------------------------------------------------------------
                                                                 2002                2001                 2000
       ----------------------------------------------------------------------------------------------------------------
       Data                                           $       457,962      $      485,031       $      465,407
       Local                                                  235,095             209,207              177,424
       Internet and IT Services                               195,600             171,852              129,865
       Other                                                   26,693              20,843               32,643
       ----------------------------------------------------------------------------------------------------------------
                                                              915,350             886,933              805,339

       Long distance                                          572,795             657,788              700,039

       ----------------------------------------------------------------------------------------------------------------
                                                      $     1,488,145      $    1,544,721       $    1,505,378
       ----------------------------------------------------------------------------------------------------------------
       ----------------------------------------------------------------------------------------------------------------


       During the years ended December 31, 2002, 2001 and 2000, no customers of the Company individually represented more than 10% of the Company's revenue.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

19.    RELATED PARTY TRANSACTIONS:


       Services are exchanged between the Company and its shareholders and certain of their subsidiaries. These transactions are in the normal course of operations and are measured at the exchange amounts being the amounts agreed to by the parties.


       Transactions with the above related parties were as follows:

       ----------------------------------------------------------------------------------------------------------------
                                                                 2002                2001                 2000
       ----------------------------------------------------------------------------------------------------------------
       Revenue                                          $     162,153        $    146,759         $    114,278
       Expenses                                                95,999             100,900              117,173

       ----------------------------------------------------------------------------------------------------------------
       ----------------------------------------------------------------------------------------------------------------


       Amounts due from and to the above related parties are as follows:

       ----------------------------------------------------------------------------------------------------------------
                                                                                     2002                 2001
       ----------------------------------------------------------------------------------------------------------------
       Accounts receivable                                                    $    23,672         $     14,958
       Accounts payable                                                            17,399               22,297

       ----------------------------------------------------------------------------------------------------------------
       ----------------------------------------------------------------------------------------------------------------


20. CHANGE IN NON-CASH WORKING CAPITAL:

       ----------------------------------------------------------------------------------------------------------------
                                                                 2002                2001                 2000
       ----------------------------------------------------------------------------------------------------------------
       Accounts receivable                              $     (45,965)       $    184,114         $     10,469
       Other current assets                                    (8,891)               (986)               1,734
       Other assets                                           (13,500)                  -                    -
       Accounts payable                                       (16,249)            (20,663)            (110,155)
       Accrued liabilities                                    (48,070)             (1,576)              18,977
       Accrued interest payable                               104,778              21,544                3,349
       Income taxes payable                                     1,472                 438               (4,785)
       Other long-term liabilities                              2,117                 765                    -

       ----------------------------------------------------------------------------------------------------------------
                                                        $     (24,308)       $    183,636         $    (80,411)
       ----------------------------------------------------------------------------------------------------------------
       ----------------------------------------------------------------------------------------------------------------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

21. SUPPLEMENTAL CASH FLOW INFORMATION:

    --------------------------------------------------------------------------------------------------------------------
                                                                 2002                2001                 2000
    --------------------------------------------------------------------------------------------------------------------

       Supplemental cash flow information:
           Interest paid                                $     157,931        $    213,890         $    165,362
           Income taxes paid                                    9,258               6,241                7,148

       Supplemental disclosures of changes in
         non-cash investing and financing
         activities:
           Accrued liabilities and accounts
              payable incurred for the acquisition
              of property, plant and equipment                (10,461)            (15,476)             (60,291)
           Extinguishment of bonds on
              termination of swaps (note 17(b))                84,866                   -                    -
           Capital lease obligations incurred
              for the purchase of networks
              and equipment                                         -                   -                  560
           Class B Non-Voting Shares issued
              for acquisitions                                      -              44,666               45,385
           Class B Non-Voting Shares issued
              for conversion of warrants                          213                 483                  620
           Class B Non-Voting Shares issued
              for the Company's contributions to
              the Employee Share Ownership Plan                 1,096               1,206                2,734

    --------------------------------------------------------------------------------------------------------------------
    --------------------------------------------------------------------------------------------------------------------


22. RECLASSIFICATION OF PRIOR PERIODS AMOUNTS:


       Certain amounts presented in 2001 and 2000 have been reclassified to conform with the presentation adopted for 2002.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

23.    RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED
       STATES:


       The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which, in the case of the Company, conform in all material respects with those in the United States ("U.S. GAAP"), except as outlined below:


       (a) Consolidated statements of operations, consolidated statements of comprehensive loss and consolidated balance sheets:


           The application of U.S. GAAP would have the following effect on loss for the year, deficit, basic and diluted loss per common share as reported:

           -----------------------------------------------------------------------------------------------------------
                                                                 2002                2001                 2000
           -----------------------------------------------------------------------------------------------------------
                                                                            (as restated
                                                                               note 2(g))

           Loss for the year, Canadian GAAP            $   (1,831,659)      $    (745,375)        $   (523,207)
           Stock-based compensation
              expense (note 23(a)(ii))                           (330)            (15,023)              (4,364)
           Depreciation and amortization (note 23(a)(vi))      10,899                   -                    -
           Impairment of property, plant and
              equipment (note 23(a)(vi))                     (161,000)                  -                    -
           Gain (loss) on derivative instruments
              (note 23(a)(iii))                                22,519             (12,034)                   -
           Change in valuation allowance
              (note 23(a)(iv))                                      -             (31,934)                   -
           -----------------------------------------------------------------------------------------------------------

           Loss for the year, U.S. GAAP
              before accounting changes                    (1,959,571)           (804,366)            (527,571)

           Cumulative effect of accounting change,
              adoption of SFAS 133 (note 23(a)(iii))                -               4,028                    -
           Cumulative effect of accounting change,
              adoption of SFAS 142 (note 23(a)(v))         (1,530,767)                  -                    -
           -----------------------------------------------------------------------------------------------------------

           Loss for the year, U.S. GAAP                    (3,490,338)           (800,338)            (527,571)

           Opening deficit, U.S. GAAP                      (1,594,518)           (794,180)            (266,609)

           -----------------------------------------------------------------------------------------------------------
           Ending deficit, U.S. GAAP                   $   (5,084,856)      $  (1,594,518)        $   (794,180)
           -----------------------------------------------------------------------------------------------------------
           -----------------------------------------------------------------------------------------------------------

           Basic and diluted loss per common
              share under U.S. GAAP:
                Before accounting change               $      (19.20)       $       (8.17)        $     (5.52)
                Cumulative effect of accounting
                  change                                      (15.00)                0.04                    -

           -----------------------------------------------------------------------------------------------------------
                                                       $      (34.20)       $       (8.13)        $     (5.52)
           -----------------------------------------------------------------------------------------------------------
           -----------------------------------------------------------------------------------------------------------

           Weighted average number of common
              shares outstanding (in thousands)               102,047              98,406               95,561

           -----------------------------------------------------------------------------------------------------------
           -----------------------------------------------------------------------------------------------------------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

23. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED):


           U.S. GAAP also requires disclosure of a statement of comprehensive income (loss). Comprehensive income (loss) generally encompasses all changes in shareholders' equity, except those arising from transactions with shareholders:

           -----------------------------------------------------------------------------------------------------------
                                                                 2002                2001                 2000
           -----------------------------------------------------------------------------------------------------------

           Loss for the year, U.S. GAAP               $    (3,490,338)        $  (800,338)         $  (527,571)
           Other comprehensive income,
              net of tax of nil:
              Cumulative effect of accounting
                change on adoption of SFAS 133
                (note 23(a)(iii))                                   -              21,990                    -
              Unrealized gain on derivative
                instruments (note 23(a)(iii))                  90,055              10,397                    -
              Minimum pension liability
                (note 23(a)(iv))                             (112,354)                  -                    -

           -----------------------------------------------------------------------------------------------------------
           Comprehensive loss, U.S. GAAP               $   (3,512,637)        $  (767,951)         $  (527,571)
           -----------------------------------------------------------------------------------------------------------
           -----------------------------------------------------------------------------------------------------------


           The following table indicates the differences between the amounts of consolidated balance sheet items determined in accordance with Canadian and U.S. GAAP:

           -----------------------------------------------------------------------------------------------------------
                                                                   2002                                   2001
           -----------------------------------------------------------------------------------------------------------
                                        U.S.      Canadian                      U.S.     Canadian
                                        GAAP          GAAP   Difference         GAAP         GAAP   Difference
           -----------------------------------------------------------------------------------------------------------
           ASSETS

           Financial derivatives   $       -    $        -  $         -  $   138,773  $         -   $  138,773

           Property, plant and
              equipment              802,598       952,699     (150,101)   2,180,773    2,180,773            -
           Deferred pension
              asset (liability)      (83,858)       60,430     (144,288)      13,240       45,174      (31,934)
           Deferred foreign exchange       -             -            -            -      144,287     (144,287)

           LIABILITIES AND
              SHAREHOLDERS'
              DEFICIENCY

           Accrued liabilities       204,210       234,549       30,339      266,778      267,229          451
           Deferred foreign
              exchange                     -       106,617      106,617            -       29,445       29,445
           Common shares and
              additional capital   1,422,824     1,393,994      (28,830)   1,162,164    1,133,664      (28,500)
           Accumulated other
              comprehensive
              income                  10,088             -      (10,088)      32,387            -      (32,387)
           Deficit                (5,084,856)   (4,888,505)     196,351   (1,594,518)  (1,526,079)      68,439
           -----------------------------------------------------------------------------------------------------------
           -----------------------------------------------------------------------------------------------------------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

23. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED):


           (i)  Consolidated statements of cash flows:


                Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by (used in) operations before changes in non-cash working capital items in the consolidated statements of cash flows. U.S. GAAP does not permit this subtotal to be included.


           (ii) Stock-based compensation expense:


                For U.S. GAAP purposes, the Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretive guidance. Accordingly, compensation expense for U.S. GAAP purposes has been recognized at the date of share purchases or option grants at the amount by which the quoted market price of the stock exceeds the amount an employee must pay to acquire the stock.


                During the year, the Company recorded stock compensation expense of $0.3 million (2001 - $1.4 million; 2000 - $4.4 million) as a result of accelerating the vesting period of certain employee stock option awards that would have otherwise expired unexercisable pursuant to their original terms. In addition, the Company recorded nil (2001 - $13.6 million; 2000 - nil) in stock compensation expense as a result of extending the expiry date of certain employee stock option awards.


                U.S. GAAP also requires that pro forma net loss and loss per share information be reported annually as if the Company had adopted the fair value approach under the Statement of Financial Accounting Standard ("SFAS") No. 123.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

23. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED):


                Had the Company determined compensation expense costs based on the fair value at the date of grant for stock options under SFAS No. 123, loss attributable to common shareholders and basic loss per share would have increased as indicated below.

                ------------------------------------------------------------------------------------------------------------
                                                                 2002                2001                 2000
                ------------------------------------------------------------------------------------------------------------
                Loss attributable to common
                  shareholders, U.S. GAAP -
                  as reported                        $    (3,490,338)      $    (800,338)        $   (527,571)
                Add stock-based employee
                  compensation expense
                  included in reported net loss                   330              15,023                4,364
                Deduct total stock-based
                  employee compensation
                  expense determined under
                  fair value-based method
                  for all rewards                             (24,677)            (56,158)             (54,993)

                ------------------------------------------------------------------------------------------------------------
                Loss attributable to common
                  shareholders, U.S. GAAP -
                  pro forma                          $     (3,514,685)     $     (841,473)       $    (578,200)
                ------------------------------------------------------------------------------------------------------------
                ------------------------------------------------------------------------------------------------------------

                Loss per common share -
                  as reported                        $        (34.20)      $       (8.13)        $      (5.52)
                Loss per common share -
                  pro forma                                   (34.44)              (8.55)               (6.05)

                ------------------------------------------------------------------------------------------------------------
                ------------------------------------------------------------------------------------------------------------

                Weighted average number of
                  common shares outstanding
                  (in thousands)                              102,047              98,406               95,561

                ------------------------------------------------------------------------------------------------------------
                ------------------------------------------------------------------------------------------------------------


                In 2002, 846,000 (2001 - 996,939; 2000 - 3,760,500) options with a weighted average fair value of $7.21 (2001 - $18.33; 2000 - $15.16) were granted, and valued for pro forma disclosure purposes using the following weighted average assumptions:

                ------------------------------------------------------------------------------------------------------------
                                                                 2002                2001                 2000
                ------------------------------------------------------------------------------------------------------------

                Risk-free interest rate (%)                      4.8%                5.1%                 6.2%
                Expected volatility (%)                         31.3%               35.7%                 5.4%
                Expected life (in years)                         1.23                   5                    5
                Expected dividends                                  -                   -                    -

                ------------------------------------------------------------------------------------------------------------
                ------------------------------------------------------------------------------------------------------------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

23. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED):


           (iii) Gain (loss) on derivative instruments:


                For U.S. GAAP reporting purposes, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138 ("SFAS No. 133") on January 1, 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in accumulated other comprehensive income ("AOCI") and are recognized in the income statement when the hedged item affects earnings. Changes in fair values of derivative instruments not designated as hedging instruments and ineffective portion of hedges, if any, are recognized in earnings in the current year.


                On adoption, the Company recognized a one-time transition gain of $26.0 million, which represented the net effect of recognizing the market value of the Company's derivative portfolio of $84.5 million (consisting of assets of $98.2 million and liabilities of $13.7 million), the derecognition of the unamortized balance of swaption premiums of $17.6 million and the derecognition of deferred foreign exchange losses of $40.9 million as at December 31, 2000. The portion of the one-time transition gain that relates to derivatives designated and qualifying as cash flow hedges, totaling $22.0 million, was recognized in the AOCI account and will be reclassified into earnings over the life of the underlying hedged items, of which the last expires in June 2008. The portion of the one-time transition gain related to derivatives not designated as hedges, totaling $4.0 million, was recognized in earnings as the cumulative effect of the accounting change on adoption of SFAS No. 133.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

23. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED):


                For the year ended December 31, 2002, as a result of SFAS No. 133 relative to Canadian GAAP, the Company realized a net gain of $22.5 million (2001 - loss of $12.0 million) due to the net effect of foreign exchange gains on debt not hedged under U.S. GAAP of $20.1 million, the favourable net change in time value of the swaptions of $4.7 million, offset by the unfavourable net change in the fair market value of derivatives not designated as hedging instruments of $(0.4) million, and the net difference between the amortization of deferred gains on unwound swaps under U.S. and Canadian GAAP of $(1.9) million.


                For the year ended December 31, 2001, as a result of SFAS No. 133 relative to Canadian GAAP, the Company realized a net loss of $12.0 million due to the unfavourable change in time value of the swaptions of $12.1 million, the net gain in the fair market value of foreign exchange forward contracts not designated as hedging instruments of $(39.4) million, the effect of foreign exchange losses on the related debt of $44.3 million, the reversal of amortization of option premiums recorded under Canadian GAAP of $(5.4) million and recognition of $(3.9) million of a deferred gain relating to unwound swaps, offset by the reversal of the amortization of the deferred gain under Canadian GAAP of $4.3 million.


                Foreign currency risk:


                As at December 31, 2002, as a result of the transactions described below, the Company held no derivative financial instruments.


                As at December 31, 2001, the Company had designated derivatives with a net notional value of U.S. $1,890 million (composed of derivatives to purchase U.S. $2,097 million and derivatives to sell U.S. $207 million) as cash flow hedges which hedged the foreign currency risk of cash flows relating to U.S. dollar-denominated debt with a face value of the same amount. These cash flow hedges were highly effective in hedging foreign currency rate risk. The fair value of the derivatives designated as cash flow hedges was $119.7 million, consisting of assets of $159.9 million and liabilities of $40.2 million.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

23. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED):


                Other derivatives:


                In addition, at December 31, 2001, the Company held foreign exchange forward contracts with a notional value totaling U.S. $475 million that were not eligible to be designated as effective hedges, since the term of the contracts did not match the underlying debt being hedged and, therefore, the changes in their market value were recorded in earnings. As at December 31, 2001, the fair value of the foreign exchange contracts was $19.1 million.


                Termination of derivative contracts:


                In May 2002, the Company unwound certain swaptions, cross-currency swaps and forward contracts with notional value totaling U.S. $1,784.5 million for proceeds of $85.5 million (note 17(b)). The related AOCI balances of the derivatives unwound represented a gain of $37.5 million. This gain is being recognized in earnings over the remaining original contractual term to maturity of the underlying debt for which these derivatives were designated as cash flow hedges.


                On September 24, 2002, the Company unwound all remaining outstanding swaptions and cross-currency swaps with a notional value of U.S. $994.6 million, and in accordance with their terms, the Company received approximately Cdn. $84.9 million in face value of its outstanding Senior Notes in satisfaction of the counterparties' obligations to the Company. The Senior Notes are currently being held by the Company. The related AOCI balances of the derivatives unwound represented a gain of $76.4 million. The gain of $76.4 million is being recognized in earnings over the remaining original contractual term to maturity of the underlying debt for which these derivatives were designated as cash flow hedges. The termination of these hedges resulted in an increase in the Company's overall foreign currency exposure.


                In May 2001, the Company unwound certain swaptions, cross-currency swaps and a forward contract. The related AOCI balances of the derivatives unwound represented a deferred gain of $29.6. This gain is being recognized in earnings over the remaining original contractual term to maturity of the underlying debt for which these derivatives were designated as cash flow hedges.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

23. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED):


                The gains to be recognized related to the above monetizations in future periods are as follows:

                ----------------------------------------------------------------

                2003                                             $     27,418
                2004                                                   27,418
                2005                                                   23,872
                2006                                                   21,092
                2007                                                   16,232
                2008 and thereafter                                     6,410

                ----------------------------------------------------------------
                                                                 $    122,442
                ----------------------------------------------------------------
                ----------------------------------------------------------------


            (iv)Benefit plan:


                In 2001, the Company recognized a gain under Canadian GAAP of $31.9 million from the reversal of the valuation allowance on the accrued benefit asset relating to its defined benefit pension plan. The reversal of the valuation allowance is not permitted under U.S. GAAP and, accordingly, the gain has been reversed in the consolidated statements of operations for U.S. GAAP reporting purposes.


                Under U.S. GAAP, SFAS No. 87, "Employers Accounting for Pensions," the Company is required to record an additional minimum pension liability when the benefit plans' accumulated benefit obligation exceeds the plans' assets by more than the amounts previously accrued for as pension costs. Under U.S. GAAP, these charges are recorded as a reduction to shareholders' equity, as a component of accumulated other comprehensive loss. In 2002, the Company recorded a minimum liability of $112.4 million (2001 and 2000 - nil).


           (v) Business combinations, goodwill and other intangible assets:


                Effective January 1, 2002, the Company adopted SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," issued by the Financial Accounting Standards Board ("FASB") in July 2001, which are substantially consistent with equivalent Canadian HB 1581, "Business Combinations," and HB 3062, "Goodwill and Other Intangible Assets," except that under U.S. GAAP, any transitional impairment charge is recognized in earnings as a cumulative effect of a change in accounting principles. The accounting policy is described in note 2(e).

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

23. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED):


           (vi) Accounting for the impairment or disposal of long-lived assets:


                Effective January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("Opinion 30"), for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale. It also provides guidance on how a long-lived asset that is used as part of a group should be evaluated for impairment, establishes criteria for when a long-lived asset is held for sale, and prescribes the accounting for a long-lived asset that will be disposed of other than by sale. SFAS No. 144 retains the basic provisions of Opinion 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). There was no effect on adoption of SFAS No. 144, effective January 1, 2002, on the Company's results of operations and financial position. In June 30, 2002, a write-down of property, plant and equipment was recorded (note
                5) and resulted in a U.S. GAAP difference as described below.


                SFAS No. 144 requires the measurement of an impairment charge to be based on the excess of the carrying value over the fair value of the assets, while Canadian GAAP measures the impairment as the excess of the carrying value over the net recoverable amount of the assets. The Company assessed the fair value of the affected asset group based on the market price for similar functionality and changes in the intended use of the asset group and asset group's remaining life given changes to the Company's strategy. The difference in the basis of measurement resulted in an additional impairment charge of $161 million under U.S. GAAP recorded in the second quarter of 2002. For the year ended December 31, 2002, depreciation expense is $10.9 million less under U.S. GAAP as a result of the difference in measuring the impairment charge.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

23. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED):


       (b) Other disclosures:


           (i) Accounts receivable are net of an allowance for doubtful accounts of $20.2 million (2001 - $24.3 million) at December 31, 2002.


           (ii) In addition to the commitments and contingencies described in note 24, the Company has also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These indemnifications relate to adverse effects due to changes in tax laws, infringements by third parties related to intellectual property, and under certain supplier agreements, losses arising from claims by third parties against suppliers, including customers, in connection with the use of services and related equipment by the third party. The maximum amounts from these indemnifications cannot be reasonably estimated. Historically, the Company has not made significant payments related to these indemnifications. The Company has also indemnified a third party in connection with a marketing agreement, and has determined that the potential maximum loss is not significant. The Company has also indemnified certain financial advisors regarding liability they may incur as a result of their activity as advisors to the Company or the Company's Noteholders.

                The Company continues to monitor the conditions that are subject to guarantees and/or indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under any guarantees and indemnifications when those losses are estimable.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

23. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED):


           (iii) Recently issued accounting standards:


                In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The Company is currently evaluating the impact of adoption on the consolidated financial statements.


                In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements Nos. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The Company is currently evaluating the impact of adoption on the consolidated financial statements.


                In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. There was no effect on adoption of SFAS No. 146 on the Company's results of operations and financial position for 2002 and prior years.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

23. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED):


                In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires certain disclosures of obligations under guarantees. The disclosure requirements of FIN 45 are effective for the Company's year ended December 31, 2002 and are included in note 23(b)(ii) to these consolidated financial statements. Effective for 2003, FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002, based on the fair value of the guarantee. The Company has not determined the impact of the measurement requirements of FIN 45.


                In November 2002, the Emerging Issues Task Force reached a consensus on Issue 00-21, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (a) the delivered item has value to the customer on a standalone basis; (b) there is objective and reliable evidence of the fair value of undelivered items; and (c) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The final consensus will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003 with early adoption permitted. The Company is currently evaluating the impact of adoption on the consolidated financial statements.


                In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123." This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

23. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED):


                In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective. The application of this Interpretation will not have a material effect on the Company's financial statements.


24.    COMMITMENTS AND CONTINGENCIES:


       (a) Contractual commitments:


           Under the terms of its operating lease agreements for fibre optics maintenance, operating facilities, equipment rentals and minimum purchase commitments under supply contracts and customer contracts, the Company is committed to make the following payments for the years ending December 31, as follows:

           ---------------------------------------------------------------------
           2003                                            $     159,883
           2004                                                  106,891
           2005                                                   90,570
           2006                                                   47,881
           2007                                                   37,944
           Thereafter                                            252,316

           ---------------------------------------------------------------------
                                                           $     695,485
           ---------------------------------------------------------------------
           ---------------------------------------------------------------------

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

24.    OTHER COMMITMENTS AND CONTINGENCIES (CONTINUED):


       (b) Contingent liabilities:


           (i)  Professional fees:


                Upon successful completion of the Plan, the Company is required to pay success fees to certain financial advisors. These fees will consist of: (a) a fixed restructuring transaction fee of U.S. $10.0 million, and (b) a transaction fee, equal to 0.75% of the fair market value of all cash and/or other securities received by the Noteholders pursuant to the Plan. The total amount of these fees due upon successful implementation of the Plan will be reduced by the monthly payments made to these financial advisors during 2002 to emergence from CCAA. These success fees have not been accrued as at December 31, 2002 because payment is contingent on successful implementation of the Plan.


           (ii) Litigation:


                As a result of the Company's CCAA filing, virtually all pending pre-petition litigation against the Company is currently stayed. A significant portion of the Company's pending pre-petition litigation will be dealt with during the CCAA proceedings as described in note 8.


                In the normal course of operations, the Company may be subject to litigation and claims from customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.


       (c) Letters of credit:


           In the normal course of business, the Company issues letters of credit in compliance with its right-of-way agreements with various municipalities and utility companies. In general, the terms of the letter of credit permit the municipality or the utility company to draw on the letter of credit to recover any losses incurred under the right-of-way agreement, as defined. As at December 31, 2002, the Company had letters of credit outstanding of $1.3 million with nil drawn.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

24.    OTHER COMMITMENTS AND CONTINGENCIES (CONTINUED):


       (d) Collective bargaining agreement:


           As at December 31, 2002, approximately 21% or 847 employees of the Company were union members covered by collective bargaining agreements. The union employees of the Company are currently represented by two unions, the Canadian Auto Workers ("CAW") Local 2000 and the United Steelworkers of America ("UWSA") TC Local 1976. The collective bargaining agreements are effective from January 1, 2001 to December 31, 2003. In 2003, the Company will need to negotiate new collective agreements with its union partners.


25.    SUBSEQUENT EVENTS:


       In order to facilitate the reorganization pursuant to the Plan, on January 16, 2003, AT&T Canada entered into the Sale and Call Agreement with New OpCo, Canada Corp., AT&T Corp., AT&T Canada Holdings Limited Partnership ("AT&T LP"), Brascan Financial Corporation, Tricap Investments Corporation and 1519888 Ontario Limited ("BCo"), whereby AT&T LP agreed to sell all of its direct and indirect ownership interests in both AT&T Canada and Canada Corp. to BCo. BCo has granted a call option (the "Option") to New OpCo to buy the shares it acquires from AT&T LP representing a direct and indirect ownership interest in Canada Corp. (other than the shares of AT&T Canada) for a purchase price of $0.15 million. The Option is exercisable on or at any time after March 15, 2003. In the event that New OpCo does not exercise the Option before the implementation of the Plan, New OpCo has agreed to pay $0.15 million to BCo upon implementation of the Plan. On February 17, 2003 AT&T Corp. sold all of its direct and indirect ownership interest in Canada Corp. to BCo.


       On January 17, 2003, the Company announced it had established a new commercial agreement with AT&T Corp. The new commercial agreements among other things, require AT&T Canada to launch a new brand name by September 9, 2003, and to cease use of the AT&T brand by no later than December 31, 2003. In addition, these agreements provide a timeframe for continuity of the Company's global connectivity, technology platform and product suite, and maintain network ties between the two companies for the benefit of customers. These agreements enable AT&T Canada and AT&T Corp. to continue working together on a non-exclusive basis, and provide the Company the ability to forge additional supplier relationships that will enhance its connectivity and product offerings. Also, these arrangements recognize AT&T Corp.'s ability to serve Canadian customers directly, including competing with AT&T Canada.

AT&T CANADA INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

25.    SUBSEQUENT EVENTS (CONTINUED):


       On February 20, 2003, the Plan was approved by the Company's Noteholders and its other Affected Creditors.


       On February 25, 2003, the Court issued an order sanctioning the Plan and the U.S. Court issued an order recognizing and enforcing the Court's sanction order.